[redacted]

05012621

Nov.4,2005

Security and Exchange Commission
450 Fifth Street, N. W.
Washington D. C. 20549

SEC MAIL PROCESSING
RECEIVED
NOV 15 2005
WASH. D.C. 185 SECTION

Re : Filing statement Re:ANA reports financial results for the interim of FY2005

SUPPL

Dear Sirs

ALL NIPPON AIRWAYS CO.,, LTD (The Company) is pleased to send the financial results for 1st six months 2005 fiscal year pursuant to 12G-32B rule.

Its filing number is 82-1569.

Thank you

Sincerely Yours,

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Tetsuya Sudo
Staff Director, Shareholder Relations
All Nippon Airways Co.Ltd..
Shiodome city center Bldg.
1-5-2 Higashi Shinbashi,
Minato-ku, Tokyo 105-7133
Tel 81-3-6735-1009 Fax81-3-6735 -1005

Sixth months ended September 30, 2005
Consolidated financial results
All Nippon Airways Co., Ltd. (9202)

ANA reports consolidated interim financial results for FY2005

1. Consolidated financial highlights for the period ended September 30, 2005

(1) Summary of consolidated operating results — Yen (Millions)

	Interim FY2005 Apr.1 - Sep.30	Year on year (%)	Interim FY2004 Apr.1 - Sep.30	Year on year (%)	FY2004 Apr.1 - Mar.31
Operating revenues	690,922	4.8	659,480	8.4	1,292,813
Operating income (loss)	69,587	16.4	59,766	313.3	77,774
Recurring profit (loss)	59,422	11,9	53,107	271.1	65,224
Net income (loss)	19,723	(34.0)	29,889	45.3	26,970
Net income (loss) per share	11.67yen		19.36yen		17.26yen
Diluted net income per share	11.67yen		16.89yen		15.31yen
Gain (loss) on equity method	(1,233)		(76)		97
Average number of shares of outstanding during the period (consolidated)	1,689,393,566		1,543,955,085		1,562,537,470

Note: Changes in the accounting policy during the period: Yes

(2) Summary of consolidated financial positions — Yen (Millions)

	Interim FY2005 As of Sep.30	Interim FY2004 As of Sep.30	FY2004 As of Mar.31
Total assets	1,633,975	1,585,455	1,606,613
Shareholders' equity	237,041	184,441	214,284
Shareholders' equity ratio	14.5%	11.6%	13,3
Shareholders' equity per share	140.34yen	117.58yen	128.31yen
Number of shares of outstanding at balance sheet date (consolidated)	1,689,055,313	1,568,612,876	1,669,988,640

(3) Summary of consolidated cash flows — Yen (Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Cash flows from operating activities	86,457	97,231	149,070
Cash flows from investing activities	(40,151)	(60,597)	(169,247)
Cash flows from financing activities	(37,090)	(53,089)	(51,600)
Cash and cash equivalents at the end of the period	173,081	218,666	163,155

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 99
Number of non-consolidated subsidiaries accounted for by the equity method: 5
Number of affiliates accounted for by the equity method: 18

(5) Change of scope of consolidation and application of the equity method

	Consolidation	Equity method
Newly added	7	3
Excluded	4	2

2. Forecast of consolidated operating results for the period ending March 31, 2006

	Yen (Millions)
Operating revenues	1,326,000
Recurring profit (loss)	44,500
Net income (loss)	10,000

Note: Forecast of net income per share: 5.92yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

1. The ANA Group

The ANA Group comprises 129 subsidiaries and 41 affiliates. Of those companies, 99 are consolidated subsidiaries and 23 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below.

As of September 30, 2005 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	34	33	–	5	4
Travel Services	10	9	–	1	1
Hotel Operations	21	20	–	1	1
Other Businesses	64	37	5	34	12
Group Total	129	99	5	41	18

Air Transportation

The ANA Group's air transportation operations and other aircraft operations are centered on All Nippon Airways Co., Ltd.; subsidiaries Air Nippon Co., Ltd. (ANK), and Air Japan Co., Ltd. (AJX). Air transportation principally comprises the provision of passenger, cargo, and mail air transportation. Incidental operations include airport customer services, telephone reservation and information services, and the maintenance of ANA's aircraft and are provided by International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., ANA Aircraft Maintenance Co., Ltd., and other companies. Airport passenger handling, and maintenance services are also provided to domestic and overseas airlines that are not members of the ANA Group.

Travel Services

Travel packages are structured and sold under the brand names ANA Hallo Tour and ANA Sky Holiday, mainly by ANA Sales Co., Ltd. These operations mainly comprise the development and sale of products that use the air transportation services of ANA or ANK and accommodation at ANA hotels. Overseas, ANA Sales Europe Ltd. and other companies provide a range of services to customers traveling on ANA Hallo Tour brand packages and sell airline tickets and travel products.

Hotel Operations

Subsidiaries and affiliates, centered on ANA Hotels & Resorts Co, Ltd., develop and operate hotels by providing a wide range of services including lodging, meals, banquets, and wedding receptions.

Other Businesses

Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, aircraft equipment maintenance, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and others principally develop terminals and software for airline-related information. ANA Logistics Services Co., Ltd., operates warehouse for imported air cargo. All Nippon Airways Trading Co., Ltd., and others conduct operations centered primarily on the import of airline-related materials and on sales through stores and catalogs. ANA Real Estate Co., Ltd., and other companies carry out the sale, rental, and management of real estate, and affiliate Jamco Corporation and others provide the maintenance of aircraft equipment. All Nippon Airways Co., Ltd., and ANA Group subsidiaries and affiliates are customers for these products and services.

2. Management Policy

1. Keynote

While giving top priority to the safe operation of airlines within the Group, we aim to meet the expectations of customers and shareholders by increasing the profits of the ANA Group as a whole while raising the quality of our air transportation services.

2. Medium- and Long-Term Management Strategies

We formulated the Cost Reduction Plan in February 2003 to create a revenue-expenditure structure less dependent on revenue increases, thereby ensuring profit even in a prolonged deflationary economy. In FY2003, based on the Plan, we achieved Group-wide cost reductions of approximately ¥19 billion centering on personnel costs, and resumed dividend payments for the first time in seven terms. Furthermore, in the previous fiscal year (FY2004), we finished implementing all measures in the Cost Reduction Plan ahead of schedule and established a stable earnings base.

At present, to further strengthen our management foundation and achieve our goal of "becoming one of the leading corporate groups in Asia with air transportation business as its core," as stated in the ANA Group Corporate Vision, we have formulated the "ANA Group Mid-Term Corporate Strategy (FY2005 – FY2007)," a refinement of the "ANA Group Mid-Term Corporate Strategy (FY2004 – FY2006)," in response to the greater competition expected after the expansion of Haneda Airport in 2009; we are steadily carrying out each task listed in the strategy. Specific tasks are as follows:

(1) Establishment of Cost Competitiveness Surpassing that of Rival Companies

In addition to further control costs, both direct and indirect, we are enhancing our cost competitiveness by forging ahead with our fleet strategy, human resource strategy, and alliance strategy, amongst others.

Fleet Strategy

In addition to conventional utilization of larger aircraft, we are making flexible use of medium and smaller aircraft according to demand, and improving passenger convenience by increasing flights; we are working toward an optimized fleet that can minimize the effect of fluctuations in the economy and demand. Starting in the current fiscal year, we will introduce 45 Boeing 737-700 aircraft as our new small-sized aircraft.

Human Resource Strategy

With "achieving a level surpassing that of rival companies" as a key phrase, we are aiming to ensure appropriate costs for all personnel in our Group, and to achieve a synergistic effect with the fleet strategy. Air Next Co., Ltd., a low-cost, small-aircraft airline, commenced service in June this year.

Alliance Strategy

As one means of increasing revenue through the alliance strategy, we expanded code-share operations with Air China in March, and started new code-share operations with LOT Portugal in June. Furthermore, as part of our cost reduction measures with each Star Alliance member,

we continue to work to reduce procurement costs for telecommunication links and fuels.

(2) Enhanced Competitiveness Through Marketing and Sales

Deftly grasping an ever-changing market, and aiming to establish sustainable competitiveness by building up a structure other companies cannot imitate with "simple and convenient" and "focus on individual" as key phrases, we are striving to enhance our Group's "brand value" and our competitiveness in marketing and sales.

Domestic Air Transport Operations

So as to further optimize the supply-demand measures we have been implementing these past two years, we are refining the Fleet Assignment Model (FAM), an aircraft assignment system we officially introduced in the previous fiscal year. The system lets us optimize flight frequency for each route as well as aircraft allocation according to demand on weekdays and weekends.

From the standpoint of differentiating our unique products and services, we will install "Super Seat Premium" on Boeing 767 aircraft starting November. Furthermore, standard seats are being replaced with new seats developed for 'spaciousness and comfort' since October.

As for our alliance strategy, we tied up with Skynet Asia Airways in April and StarFlyer in August, and are establishing mutually beneficial cooperative relationships.

International Air Transport Operations

With few major changes to airport infrastructure this fiscal year, we will make efforts to strengthen our corporate constitution to ensure profit growth after FY2006. One measure is to improve quality to attract more business passengers, our main target.

To further optimize fleet allocation, we are introducing Boeing's latest 777-300ER aircraft on North American routes, and started with our New York route in May this year. For European routes, we are using B747-400 aircraft with more Business-Class seats on all of our routes. In China, we started Narita-Guangzhou service on April 25 and Nagoya (Centrair)-Shanghai service on May 16. Although the anti-Japan sentiment there has affected leisure travel, business travel continues to be strong. We will see how future Japan-China air transport negotiations go; we hope to further increase routes and expand our China network.

Cargo and Mail Operations

We reviewed the Group's cargo operations and, in order to focus management resources and promote efficient business operations, agreed on a strategic alliance with Japan Post for international logistics while removing ourselves from the management of Nippon Cargo Airlines.

In the future, we are planning to increase the number of dedicated cargo aircraft, which we will employ on late-night scheduled flights and international routes centering on Asia and China. We will aggressively expand cargo operations as our "third core business" in the air cargo market, where big growth continues to be expected.

(3) Strategy for Other Businesses

Regarding profitability in investments, we will aim to improve earnings in our other businesses including hotel operations, trading and real estate. We will reduce interest-bearing debts through efforts to reduce investments by optimal allocation of existing management resources and recovery of funds through sales of assets and so forth. During this period, we made ANA Real

Estate Co., Ltd. our full-fledged subsidiary through a share swap on October 1.

3. Corporate Governance: Fundamental Approach and Activities

(1) Fundamental Approach Toward Corporate Governance

ANA believes that corporate governance is important to ensure transparency and accountability toward stakeholders, and for its enhancement of corporate value.

(2) Implementation of Measures Related to Corporate Governance

ANA's management system comprises 15 board directors, 5 auditors, and 33 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, with the President and CEO serving as chairman and 13 senior vice presidents, 2 auditors et al. of the Company, serving as committee members. At the Board of Directors meetings, in accordance with the Commercial Law, important issues are discussed and decisions made by the directors. During this period, we held 6 Board of Directors meetings (including extraordinary meetings) headed by the chairman in which all directors participated, including 1 outside director and 5 auditors, 3 of whom are outside auditors.

(3) Activities During This First-Half Period Toward Enhancement of Corporate Governance

(i) Advisory Board

Besides those institutions required by law, in order to hear frank and open comments about the Company's management from a wider audience, ANA has established an Advisory Board, which consists of 7 members with a range of backgrounds. The board met twice during the period under review.

(ii) Internal Control System

ANA has positioned its internal control system as a key part of its corporate governance infrastructure, and taken the following steps to strengthen and promote it.

1)Risk management functions

To enhance the stability and efficiency of ANA Group management, we have been promoting a risk management system throughout the Group.

Given that incidents related to flight operations occurred since April, we verified the Group-wide risk management status and worked to analyze, evaluate and respond to risks from July to September in an appropriate manner.

Further, to counter individual risks, we are continuously strengthening our measures in the field of "information security management," which includes measures for the Personal Information Protection Law and a "business continuity plan" in the event of a large-scale disaster.

2) Compliance functions

During this period we listed "compliance as common sense" as our objective and following the previous fiscal year, have worked to thoroughly root the system within the Group.

3) Efforts in Corporate Social Responsibility (CSR)

During this period, we established a CSR Promotion Committee under the control of the President, appointed full-time staff members and are preparing to carry out Group CSR promotion activities.

We published our first CSR Report as the ANA Group at the end of September.

4) Internal audit functions

The Internal Audit Division under the direct control of the President has been examining and evaluating all management activities at our company as well as at Group companies to verify the legality, rationality, and ethicality of management and operational systems and administrative execution; the Division has been making suggestions and proposals targeting improvement and rationalization.

3. Corporate Performance & Financial Condition

1. Overview of the Interim Period

During the six-month interim period, ended September 30, 2005, the Japanese economy was marked by steady improvement in corporate profitability accompanied by smooth expansion in private-sector capital investment. Although challenges remain, business conditions followed a course of gradual recovery, with improvement extending to the labor market and consumer spending continuing to show moderate growth. Nonetheless, unstable international conditions and a series of natural disasters led to continued increases in crude oil prices, and there remained a sense of uncertainty about the future.

On a consolidated basis, operating revenues for the interim period rose 4.8%, to ¥690.9 billion. Operating income was up 16.4%, to ¥69.5 billion, and recurring income rose 11.9%, to ¥59.4 billion. Net income decreased 34.0%, to ¥19.7 billion, due to impairment losses in hotel operations and other businesses.

On a non-consolidated basis, operating revenues for the interim period rose 5.3%, to ¥592.6 billion. Operating income was up 18.1%, to ¥59.4 billion, and recurring income rose 16.9%, to ¥51.8 billion. Net income increased 21.0%, to ¥27.9 billion.

The following is a summary of operating results by business segment. (Revenues for each business segment include intra-group sales.)

Air Transportation

During the interim period, passenger demand was comparatively solid. With improvement in corporate performances, business demand was strong, and ANA's efforts to appropriately meet that demand resulted in increased operating revenues for the interim period. The Aichi World Expo 2005 increased demand, particularly on domestic routes, and passenger demand was solid overall. On international routes, however, with anti-Japan demonstrations in China and incidents of terrorism in England, the interim period was marked by relatively weak tourism demand.

In this environment, the Group took steps to minimize the influence of rising fuel prices. These steps included continuing thorough measures to reduce operating costs, such as matching supply to demand conditions, and introducing a jet fuel surcharge. As a result, air transportation operating revenues were up 4.9% from the same period of the previous year, to ¥573.3 billion,

and operating income rose 15.6%, to ¥62.6 billion.

Domestic Passenger Services

On domestic routes, conditions were favorable throughout the interim period. For six consecutive months, passenger numbers were higher than in the corresponding month of the previous year. Accompanying the recovery in business conditions, individual demand turned toward recovery, and load factors were especially high in the summer vacation period.

We took advantage of the December 2004 opening of the second terminal at Haneda Airport and the February 2005 opening of Central Japan International Airport (Centrair) by implementing measures to increase convenience and enhance service. Those efforts were successful, and business demand recorded substantial growth. Moreover, in conjunction with the opening of the Aichi World Expo 2005, we aggressively developed travel products and discount fares, such as Aichi World Expo 2005 Hayawari 21, and as a result we were able to stimulate tourism demand.

We made effective use of the FAM (Fleet Assignment Model), a system for optimal aircraft allocation that we introduced in the previous year, and from April we further enhanced our matching of supply to demand, taking such steps as changing the aircraft used on weekdays and weekends in accordance with demand. At the same time, in June operations began at Air Next Co., Ltd., which was established as a low-cost airline. By increasing the efficiency of the Group's overall operating system in these ways, we worked to raise profitability and reduce costs further.

As a result of these initiatives, the number of passengers on domestic routes in the interim period increased 3.2% from the same period of the previous year, to 23.27 million. Through the use of the PROS (Passenger Revenue Optimization System), which appropriately allocates seats in line with demand trends to maximize revenues, unit prices continued to increase, and operating revenues rose 5.0%, to ¥354.3 billion.

Domestic Cargo and Mail Services

In domestic cargo services, business sentiment improved, and overall demand for air cargo was firm. However, due to such factors as rising crude oil prices, consignors put further pressure on transport costs, and the shift toward less expensive modes of transport continued. As a result, ANA reduced its unit prices.

In mail services, business related to Japan Post's parcel program, which was enhanced in the previous year, was favorable. However, the volume of mail carried on long-haul routes did not increase. As a result, the volume of mail carried rose slightly from the same period of the previous year, but mail revenues declined.

Compared with the same period of the previous year, the volume of cargo carried during the interim period rose 1.8%, to 210,080 tons, while revenues increased 0.8%, to ¥14.5 billion. The volume of mail carried was 40,723 tons, up 0.4%, while operating revenues were ¥3.9 billion, down 2.1%.

International Passenger Services

As with domestic services, individual demand on international routes was strong, centered on business travel. However, with anti-Japan demonstrations in China and terrorist incidents in England, tourism demand to those destinations was sluggish.

In this setting, we expanded and enhanced our service to the Chinese market, which has latent growth potential, with the establishment of a Narita-Guangzhou route in April and a Centrair-Shanghai route in May.

In response to strong business demand, we increased business class seats on routes to Europe and North America from May. Moreover, in August, we increased flights on the Tokyo Haneda-Seoul Gimpo route to meet a high level of demand for travel between these two convenient airports, making day business trips possible between Tokyo and Seoul.

In costs, we took aggressive steps to raise load factors and unit prices and to reduce operating costs. We switched to highly economical B777 aircraft on all North American routes, and on routes between Japan and Seoul (Incheon), we introduced aircraft that will be used on both domestic and international flights.

As a result of these efforts, the number of international passengers during the interim period was 2.0 million, down 1.2% from the same period of the previous year. As on domestic routes, the use of a PROS (Passenger Revenue Optimization System) increased unit prices on international routes, and operating revenues increased 4.3%, to ¥115.2 billion.

International Cargo and Mail Services

In international cargo services, outbound shipments demand was sluggish for such products as IT-related devices for Asia (excluding China) and consumer electrical and electronics goods for Europe and North America, and cargo volume and revenues declined. In inbound shipments, digital-related products from Asia and fresh products from North America declined, and cargo from Europe remained flat due to intensified price competition with other airlines. Nonetheless, cargo from China increased substantially, centered on IT goods, textiles, and fresh products. As a result, overall inbound shipments recorded gains in both volume and revenues. With the rise in fuel prices, the amount of the jet fuel surcharge was revised upwards.

In mail services, economy air mail (SAL) from Europe and mail from Japan to North America declined, but mail to and from China increased. Mail volume and revenues both recorded gains.

As a result, the amount of cargo carried during the interim period increased 0.4%, to 117,984 tons, while operating revenues increased 13.0%, to ¥25.6 billion. The total volume of mail handled during the period increased 4.8%, to 6,729 tons, while operating revenues increased 1.7%, to ¥1.3 billion.

Other Businesses

We worked to increase revenues from aircraft maintenance and ground services provided to other airlines, such as passenger check-in and baggage handling, as well as from in-flight sales. As a result of these efforts, operating revenue rose 4.0%, to ¥58.3 billion.

Changes in Fleet Composition

The following changes took place in the ANA Group's fleet composition during the six-month period from April through September 2005:

Boeing 747-100SR

1 sold in May

Boeing 747-400
2 returned in May
2 purchased in May
1 returned in September
1 purchased in September

B777-300
1 leased in May

Boeing 777-200
1 leased in April
1 leased in July

Boeing 767-300
1 leased in April
1 returned in June
1 purchased in June
2 returned in August
2 purchased in August

Boeing 767-200
1 returned in July

Airbus A320-200
1 returned in June
1 purchased in June
1 returned in September
1 purchased in September

Boeing 737-500
1 returned in September
1 purchased in September

Boeing 737-400
1 returned in June

Bombardier DHC8-400
1 leased in April
1 leased in July
1 leased in September

? Travel Services

In domestic travel services, demand remained strong. We developed attractive products, such as those for the Aichi World Expo 2005 using Centrair Airport, which opened in February, and

original ANA products. These efforts led to favorable results for products for the Tokai, Chugoku, Shikoku, and Okinawa regions. As a result, we recorded an improved performance in domestic travel services.

In overseas travel services, demand for travel to China declined significantly and to the UK somewhat due to anti-Japan demonstrations in China and terrorist incidents in London. However, demand was favorable for travel to North America, Hawaii, and Guam, and our performance on these routes improved substantially from the same period of the previous year. Nonetheless, our overall results in international travel services declined from the same period of the previous year.

On our proprietary domestic and overseas travel web site, a-tour, we strengthened the Internet-based sales system through ANA SKY WEB. Combining travel product sales with ground-based products, such as hotels and car rentals, we recorded significant performance gains.

As a result, travel services posted operating revenues of ¥104.1 billion during the interim period, up 4.9% from the same period of the previous year, and operating income was ¥2.6 billion, a decline of 4.4%.

Hotel Operations

In hotel operations, the performance of urban hotels benefited from the completion of renovation work by the end of the previous term, and results improved from the same period of the previous year. In addition, resort hotels in Okinawa enjoyed continued strong demand and recorded solid performances.

The catering operations of the ANA Hotel Narita were transferred to air transportation operations, and as a result the sales of the catering division were eliminated. This change had the effect of decreasing revenues in comparison with the same period of the previous year.

Although operating revenues in hotel operations declined 6.2%, to ¥32.3 billion, cost reductions resulted in operating income of ¥0.9 billion.

Other Businesses

Infini Travel Information, Inc., which provides an international reservation and ticketing system for airlines, recorded improved usage on international routes. However, there was an increase in depreciation and development costs for INFINI LINX, a new reservation tool that was in operation from the second half of the previous fiscal year. As a result, revenues increased but profits declined.

All Nippon Airways Trading Co., Ltd., which conducts trading and sales of goods, recorded increased revenues in aircraft-related operations, such as aircraft parts. Sales at new shops in Haneda Airport Terminal 2 and at Centrair were favorable, and increased revenues were recorded in retail and mail-order operations. Conditions in food and paper pulp operations were also favorable. The company recorded higher sales and profits.

ANA Information Systems Planning Co., Ltd., which provides information system development, maintenance, and operation services to Group companies, registered a decline in revenues from maintenance and operation services due to ANA's lower system upkeep expenses. Overall, however, sales increased from the same period of the previous year.

ANA Real Estate Co., Ltd., handles real estate and insurance agency services. (On September 27, 2005, this company's stock was delisted from the second section of the Osaka

Securities Exchange, and on October 1, 2005, the company was made a wholly owned subsidiary of ANA through a share exchange.) Performance in core office and condominium leasing operations was basically in line with planned levels, and sales were about the same as in the previcus interim period.

As a result, operating revenues in the other businesses segment rose 2.5% from the previous interim period, to ¥92.8 billion, while operating profit was down 4.9%, to ¥2.9 billion.

2. Cash Flow

Income before income taxes and minority interests of ¥44.6 billion, after the addition of non-cash expenses, such as depreciation and amortization and impairment loss on fixed assets, and adjustments for changes in trade accounts receivable and trade accounts payable, contributed to net cash provided by operating activities of ¥86.4 billion.

The Company's investing outflows included acquisition of aircraft, purchases of spare parts, and advance payments for new aircraft. Investing inflows included sales of aircraft, sales of investments in securities, and collection of loans. Consequently, net cash used in investing activities was ¥40.1 billion, and free cash flow was ¥46.3 billion.

In financing activities, the Company repaid debt and paid dividends, as well as raising funds through long-term debt and issuance of bonds. Net cash used in financing activities was ¥37.0 billion.

As a result, cash and cash equivalents at the end of the interim period totaled ¥173.0 billion, an increase of ¥9.7 billion.

3. Dividend Policy

ANA places a high priority on providing a return to shareholders while working to secure a stable management foundation.

In the previous term, the Cost Reduction Plan was completed ahead of schedule, and the implementation of the ANA Group Mid-Term Corporate Plan (April 2004-March 2007) progressed as scheduled. However, to record continued growth the Company must further bolster internal funds and strengthen its financial position, and accordingly we are planning dividend payments of ¥3 per share, the same as in the previous period.

4. Fiscal Year 2005 (Ending March 31, 2006) Forecast

In the second half of the fiscal year, as business conditions recover, we expect continued improvement in corporate profitability and the labor market as well as continued growth in incomes. As a result, consumer spending is expected to increase. However, due to pressure on the crude oil demand-supply balance accompanying the unstable international situation and growth in worldwide fuel consumption, crude oil prices will likely continue increasing in the second half of the fiscal year. The effect of the trend in crude oil prices on economies around the world, including Japan, will continue to require careful attention.

Although fuel prices are increasing substantially, as a result of our efforts to cut costs, such as the labor cost structure reforms and operating structure reforms that we began to implement two years ago (fiscal year ended March 2004), and our efforts to increase revenues, we expect to achieve solid earnings. However, with continued increases in crude oil prices, we will continue to watch trends in crude oil prices and their effect on our operations in the second half of the fiscal year while implementing an appropriate response.

At this point we will not revise our performance forecast. The assumptions for the second half of the fiscal year used in making our forecast are an exchange rate of 110 yen to the dollar and a market price for Dubai crude oil (an indicator of jet fuel prices) of US$57 per barrel.

(1) Consolidated Balance Sheets

Yen(Millions)

Assets	Interim FY2005 As of Sep.30	FY2004 As of Mar.31	Difference	Interim FY2004 As of Sep.30
Current assets	469,725	421,170	48,555	460,795
Cash and deposits	173,239	158,204	15,035	204,363
Trade accounts receivable	115,075	113,850	1,225	109,980
Marketable securities	15,374	5,730	9,644	15,229
Inventories	56,965	52,636	4,329	56,475
Deferred tax assets	31,455	25,618	5,837	15,738
Other	77,807	65,341	12,466	59,286
Allowance for doubtful accounts	(190)	(209)	19	(276)
Fixed assets	1,163,660	1,184,838	(21,178)	1,123,959
[Tangible fixed assets]	[964,254]	[958,415]	5,839	[898,864]
Buildings and structures	179,210	180,149	(939)	179,034
Aircraft	497,070	497,656	(586)	468,084
Land	128,549	109,662	18,887	111,385
Construction in progress	127,630	137,911	(10,281)	112,813
Other	31,795	33,037	(1,242)	27,548
[Intangible fixed assets]	[34,983]	[37,685]	(2,702)	[37,359]
[Investments and others]	[164,423]	[188,738]	(24,315)	[187,736]
Investment securities	54,820	68,238	(13,418)	69,439
Deferred tax assets	48,933	46,869	2,064	41,347
Other	64,947	84,950	(20,003)	83,808
Allowance for doubtful accounts	(4,277)	(11,319)	7,042	(6,858)
Deferred assets	590	605	(15)	701
Total assets	**1,633,975**	**1,606,613**	**27,362**	**1,585,455**
Liabilities				
Current liabilities	554,059	506,474	47,585	495,344
Trade accounts payable	143,836	142,105	1,731	131,756
Short-term loans	16,467	16,045	422	22,117
Current portion of long-term debt	113,064	139,991	(26,927)	100,863
Current portion of bonds payable	85,000	48,418	36,582	89,749
Accrued bonuses to employees	17,636	13,286	4,350	14,431
Other	178,056	146,629	31,427	136,428
Long-term liabilities	834,668	875,638	(40,970)	896,174
Bonds payable	220,000	250,000	(30,000)	309,850
Long-term debt payable	471,696	487,802	(16,106)	451,493
Accrued employees' retirement benefits	112,493	107,740	4,753	109,706
Other	30,479	30,096	383	25,125
Total liabilities	**1,388,727**	**1,382,112**	**6,615**	**1,391,518**
Minority interests	**8,207**	**10,217**	**(2,010)**	**9,496**
Shareholders' equity				
Common stock	111,501	107,292	4,208	91,576
Capital surplus	77,890	73,676	4,213	57,934
Earned surplus	45,698	31,225	14,473	34,144
Unrealized gains on securities	6,254	4,620	1,634	3,235
Foreign currency translation adjustment	(795)	(1,672)	877	(1,625)
Treasury stock	(3,507)	(857)	(2,650)	(823)
Total shareholders' equity	237,041	214,284	22,757	184,441
Total liabilities, minority interest and shareholders' equity	**1,633,975**	**1,606,613**	**27,362**	**1,585,455**

Note:

Yen(Millions)

	Interim FY2005 As of Sep.30	FY2004 As of Mar.31	Interim FY2004 As of Sep.30
Accumulated depreciation	867,937	853,672	871,905
Contingent liabilities	183	1,786	1,946

(2)Consolidated Statements of Income (Loss)

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	Difference	FY2004 Apr.1 - Mar.31
Operating revenues and expenses				
Operating revenues	690,922	659,480	31,442	1,292,813
Operating expenses	495,318	474,697	20,621	957,923
Sales, general and administrative expenses	126,017	125,017	1,000	257,116
Operating income	69,587	59,766	9,821	77,774
Non-operating income and expenses				
Non-operating income	8,221	11,270	(3,049)	32,947
Interest income	2,198	2,079	119	4,162
Dividend income	820	1,136	(316)	1,256
Foreign exchange gain	191	877	(686)	1,139
Other	5,012	7,178	(2,166)	26,390
Non-operating expense	18,386	17,929	457	45,497
Interest expense	10,706	10,625	81	21,117
Equity in loss of affiliates	1,233	76	1,157	–
Other	6,447	7,228	(781)	24,380
Total recurring profit	**59,422**	**53,107**	**6,315**	**65,224**
Extraordinary gains and losses				
Extraordinary gains	7,166	650	6,516	2,110
Gain on sales of fixed assets	809	–	809	104
Gain on sales of investment securities	4,711	592	4,119	881
Other	1,646	58	1,588	1,125
Extraordinary losses	21,928	1,552	20,376	21,655
Loss on sales of fixed assets	387	531	(144)	3,026
Loss on retirement of fixed assets	2,957	140	2,817	3,385
Impairment loss	17,618	–	17,618	–
Special retirement benefit	63	519	(456)	1,858
Valuation loss on investment securities	751	46	705	485
Other	152	316	(164)	12,901
Net income before taxes	**44,660**	**52,205**	**(7,545)**	**45,679**
Corporate, inhabitant and enterprise tax	32,566	22,860	9,706	34,592
Deferred taxes	(5,642)	(1,140)	(4,502)	(16,960)
Minority interests	(1,987)	596	(2,583)	1,077
Net income	**19,723**	**29,889**	**(10,166)**	**26,970**

(3)Consolidated statements of surplus

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Capital surplus			
Capital surplus at the beginning of period	73,676	53,114	53,114
Increase in surplus	4,213	4,819	20,562
Increase resulting from disposal of treasury stock	4	10	37
Increase resulting from conversion of convertible bonds	–	4,733	4,733
Increase resulting from issuance of new stock by execution of convertible bonds	4,208	75	15,791
Capital surplus at the end of period	77,890	57,934	73,676
Earned surplus			
Earned surplus at the beginning of period	31,225	8,882	8,882
Increase in surplus	19,723	29,889	26,970
Net income	19,723	29,889	26,970
Decrease in surplus	5,250	4,627	4,627
Dividend	5,010	4,611	4,611
Decrease resulting from newly consolidated subsidiaries	98	–	–
Decrease resulting from excluded consolidated subsidiaries	–	16	16
Decrease resulting from equity method newly applied to affiliates	142	–	–
Earned surplus at the end of period	45,698	34,144	31,225

(4) Consolidated statement of Cash flows

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
I. Cash flows from operating activities			
Net income before taxes	44,660	52,205	45,679
Depreciation and amortization	36,776	31,840	70,446
Impairment loss	17,618	—	—
Gain and loss on sales of fixed assets, loss on retirement of fixed assets (Net)	4,514	2,856	20,534
Gain and loss on sales, and valuation of securities (Net)	(3,959)	(485)	5,844
Increase (Decrease) in allowance for doubtful accounts	(1,405)	83	4,537
Increase (Decrease) in employees' retirement benefits	4,708	4,317	2,228
Interest expenses	10,706	10,625	21,117
Interest and dividends income	(3,018)	(3,215)	(5,418)
Foreign exchange loss (gain)	271	(505)	(546)
Rebate on purchasing aircraft	—	(1,709)	(15,969)
Special retirement benefit	63	519	1,858
Decrease (Increase) in trade accounts receivable	(1,181)	(8,181)	(11,782)
Decrease (Increase) in other receivable	(33)	(1,778)	(468)
Increase (Decrease) in trade accounts payable	1,463	7,837	17,958
Other, net	13,265	11,561	(4,073)
Sub-total	124,448	105,970	151,945
Interest and dividends received	3,061	3,265	5,468
Interest paid	(10,751)	(10,624)	(21,166)
Corporate, inhabitant and enterprise taxes paid	(30,238)	(1,516)	(3,336)
Receipt of rebate on purchasing aircraft	—	1,709	15,969
Special retirement benefit paid	(63)	(519)	(1,858)
Other, net	—	(1,054)	2,048
Net cash provided by (used in) operating activities	86,457	97,231	149,070
II. Cash flows from investing activities			
Payment for acquisition of tangible fixed assets	(131,078)	(87,273)	(199,650)
Proceeds from sales of tangible fixed assets	74,971	30,828	39,090
Payment for acquisition of intangible fixed assets	(3,557)	(3,220)	(10,530)
Payment for acquisition of investments in securities	(4,865)	(2,229)	(4,671)
Proceeds from sales of investments in securities	10,637	977	5,093
Proceeds from acquisition of subsidiaries' stock with changes in scope of consolidation	205	—	269
Payment for lending	(1,197)	(300)	(635)
Proceeds from collection of loans	15,892	1,097	2,524
Other, net	(1,159)	(477)	(737)
Net cash provided by (used in) investing activities	(40,151)	(60,597)	(169,247)

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
III. Cash flows from financing activities			
Increase (Decrease) in short-term loans (Net)	457	(2,971)	(9,038)
Proceeds from long-term debt	41,868	12,903	126,028
Repayment of long-term debt	(86,803)	(37,978)	(74,300)
Proceeds from issuance of bonds	14,920	–	19,895
Redemption of bonds	–	(20,225)	(109,975)
Payment for dividends	(5,010)	(4,611)	(4,611)
Payment for acquisition of treasury stock	(2,665)	(84)	(135)
Other, net	143	(123)	536
Net cash provided by (used in) financing activities	(37,090)	(53,089)	(51,600)
IV. Effect of exchange rate changes on cash and cash equivalents	536	609	420
V. Net increase (decrease) in cash and cash equivalents	9,752	(15,846)	(71,357)
VI. Cash and cash equivalents at the beginning of the period	163,155	234,524	234,524
VII. Net increase (decrease) resulting from changes in scope of consolidation	174	(12)	(12)
VIII. Cash and cash equivalents at the end of period	173,081	218,666	163,155

Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets is as follows:

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Cash	173,239	204,363	158,204
Time deposits with maturities of more than three months	(1,086)	(924)	(777)
Marketable securities	15,374	15,229	5,730
Marketable securities with maturities of more than three months	(14,446)	(2)	(2)
Cash and cash equivalents at the end of period	173,081	218,666	163,155

Notes to Consolidated Financial Statements
All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Interim FY2005 and 2004, FY2004.

1.Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domicile.

2.Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

The accounts of certain foreign subsidiaries have fiscal years ending on December 31. The necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity that are translated at historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Foreign currency translation adjustments are presented as a component of shareholders' equity.

(c) Marketable securities and investment securities

Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(d) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and -commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(e) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(f) Inventories

Inventories are stated at cost determined by the moving average method.

(g) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method
Buildings .... Straight-line method
Other ground property and equipment .... Declining balance method

The Company and some of the subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment .... 20 years
Domestic type equipment .... 17 years

(h) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(i) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company and subsidiaries. The accrued amounts of estimated bonus payments at balance sheet date are stated as Accrued bonuses to employees.

(j) Retirement benefits

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Appropriation of retained earnings

The appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(n) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with maturity of three months or less are treated as cash equivalents.

(o) Consolidated tax return system

The Company and certain subsidiaries applied a consolidated tax return system.

Change in Accounting policies

(Accounting standards relating to the impairment of fixed assets)

The Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Impaired Fixed Assets" ("Statement of position for setting accounting standards for impaired fixed assets" (Business Accounting Council, 9 August 2002)) and the "Applicable guidelines for accounting standards concerning the impairment of fixed assets" (Issue No.6 of Accounting Standards for Business Enterprises, 31 October 2003). As a result, a loss resulting from impaired fixed assets reduced net income before taxes by ¥176.18 billion. Note that accumulated impairment loss is deducted directly from each asset, in accordance with the revised regulations on interim consolidated financial statements.

3.Leases

(a)Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, accumulated depreciation , accumulated impairment loss and net book value of leased assets are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Aircraft:			
Estimated acquisition cost	323,589	333,610	326,539
Estimated accumulated depreciation	208,050	193,008	195,921
Estimated accumulated impairment loss	—	—	—
Estimated net book value	115,539	140,602	130,618
Others:			
Estimated acquisition cost	14,267	16,810	14,818
Estimated accumulated depreciation	8,733	10,578	8,451
Estimated accumulated impairment loss	—	—	—
Estimated net book value	5,534	6,232	6,367
Total:			
Estimated acquisition cost	337,856	350,420	341,357
Estimated accumulated depreciation	216,783	203,586	204,372
Estimated accumulated impairment loss	—	—	—
Estimated net book value	121,073	146,834	136,985

Outstanding finance lease obligations are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Current portion of finance lease obligations	30,203	34,216	33,066
Long-term finance lease obligations	96,644	119,791	110,470
	126,847	154,007	143,536
Impairment Loss on leased assets	—	—	—

Annual lease expenses, Reversal of impairment loss on leased assets, estimated amount of depreciation, estimated interest cost and Loss due to impairment are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Annual lease expenses charged to income	19,237	19,897	39,444
Reversal of impairment loss on leased assets	—	—	—
Estimated amount of depreciation by the straight-line method over the lease period	16,415	16,943	33,616
Estimated interest cost	1,710	2,053	3,967
Impairment loss	—	—	—

(b)Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Current portion of operating lease obligations	28,940	35,634	28,660
Long-term operating lease obligations	88,498	54,256	46,095
	117,438	89,890	74,755

4.Marketable securities and investments in securities

Held-to-maturity securities having market value

Yen (Millions)

	Interim FY2005	Interim FY2004	FY2004
Cost	38	35	35
Market value	38	35	35
Net unrealized gain	0	0	0

Other securities having market value

Yen (Millions)

	Interim FY2005	Interim FY2004	FY2004
Cost	15,511	13,018	12,495
Market value	26,001	20,051	20,712
Net unrealized gain	10,490	7,033	8,217

Breakdown of other securities not having market value

Yen (Millions)

	Interim FY2005	Interim FY2004	FY2004
Bonds held to maturity	14,444	14,157	13,606
Other securities	22,386	36,830	25,862
	36,830	50,987	39,468

5.Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, - accordingly, are included in "Other businesses" in the following industry segment information.

Segment information is as follows:

<Interim FY2005 Apr.1 - Sep.30> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	514,916	94,270	27,711	54,025	690,922	–	690,922
Intra-group sales and transfers	58,453	9,907	4,623	38,865	111,848	(111,848)	–
Total	573,369	104,177	32,334	92,890	802,770	(111,848)	690,922
Operating expenses	510,712	101,489	31,354	89,899	733,454	(112,119)	621,335
Operating income	62,657	2,688	980	2,991	69,316	271	69,587

<Interim FY2004 Apr.1 - Sep.30> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	491,170	89,243	27,139	51,928	659,480	–	659,480
Intra-group sales and transfers	55,370	10,038	7,316	38,675	111,399	(111,399)	–
Total	546,540	99,281	34,455	90,603	770,879	(111,399)	659,480
Operating expenses	492,348	96,468	35,138	87,457	711,411	(111,697)	599,714
Operating income (loss)	54,192	2,813	(683)	3,146	59,468	298	59,766

<FY2004 Apr.1 - Mar.31> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	961,969	170,937	55,454	104,453	1,292,813	–	1,292,813
Intra-group sales and transfers	104,972	19,357	14,044	78,904	217,277	(217,277)	–
Total	1,066,941	190,294	69,498	183,357	1,510,090	(217,277)	1,292,813
Operating expenses	998,900	187,170	69,965	176,375	1,432,410	(217,371)	1,215,039
Operating income (loss)	68,041	3,124	(467)	6,982	77,680	94	77,774

6.Impairment loss

The assets of the Company and its domestic consolidated subsidiaries are grouped by individual property in the case of hotel business assets, rental real estate, and idle assets, and by management accounting categories in the case of business assets. Due to slumping performance in hotel business assets, and falling rental levels and land prices for rental real estate and idle assets, the book value of assets whose profitability dropped notably in the accounting year under review and fell to the recoverable value, is accounted for as impairment loss (¥17,618 million) under extraordinary losses.

<Interim FY2005 as of Sep.30> Yen(million)

Application	Location	Category	Impairment loss
Hotel business assets	1 in Kanto / 2 others	Buildings	8,232
		Intangible fixed assets	806
			9,038
Rental real estate assets	1 in Kanto / 4 others	Land	7,462
		Buildings	321
			7,783
Idle assets	2 in Kanto / 5 others	Land	778
		Intangible fixed assets	19
			797

Note that the recoverable value of the assets is calculated by the value of use, real estate appraisal, or fair value less costs to sell, minus future cash flow of 3.5 - 6.5%.

7.Breakdown of Operating Revenues (Consolidated)

Yen(millions)

	Interim FY2005 Apr.1 - Sep.30	% of total	Interim FY2004 Apr.1 - Sep.30	% of total	Difference	FY2004 Apr.1 - Mar.31	% of total
Domestic routes		%		%			%
Passenger	354,339	44.2	337,523	43.8	16,816	658,762	43.6
Cargo	14,500	1.8	14,385	1.9	115	29,515	2.0
Mail	3,938	0.5	4,022	0.5	(84)	8,581	0.6
Baggage handling	173	0.0	143	0.0	30	292	0.0
Subtotal	372,950	46.5	356,073	46.2	16,877	697,150	46.2
International routes							
Passenger	115,222	14.3	110,459	14.3	4,763	210,735	14.0
Cargo	25,611	3.2	22,671	3.0	2,940	50,089	3.3
Mail	1,388	0.2	1,365	0.2	23	2,803	0.2
Baggage handling	239	0.0	255	0.0	(16)	528	0.0
Subtotal	142,460	17.7	134,750	17.5	7,710	264,155	17.5
Revenues from scheduled flights	515,410	64.2	490,823	63.7	24,587	961,305	63.7
Other operating revenues	57,959	7.2	55,717	7.2	2,242	105,636	7.0
Subtotal	573,369	71.4	546,540	70.9	26,829	1,066,941	70.7
Travel services							
Package tours(Domestic)	71,151	8.9	64,439	8.4	6,712	124,650	8.2
Package tours(International)	21,461	2.7	22,188	2.9	(727)	41,885	2.8
Other revenues	11,565	1.4	12,654	1.6	(1,089)	23,759	1.6
Subtotal	104,177	13.0	99,281	12.9	4,896	190,294	12.6
Hotel operations							
Guestrooms	13,133	1.6	12,531	1.6	602	23,483	1.6
Banquets	8,235	1.0	7,816	1.0	419	17,818	1.2
Foods and drinks	8,025	1.0	7,696	1.0	329	15,776	1.0
Other revenues	2,941	0.4	6,412	0.9	(3,471)	12,421	0.8
Subtotal	32,334	4.0	34,455	4.5	(2,121)	69,498	4.6
Other businesses							
Trading and retailing	63,085	7.9	62,254	8.1	831	121,920	8.1
Information And telecommunication	12,272	1.5	11,078	1.4	1,194	25,043	1.6
Real estate &building maintenance	8,457	1.1	8,402	1.1	55	17,391	1.1
Other revenues	9,076	1.1	8,869	1.1	207	19,003	1.3
Subtotal	92,890	11.6	90,603	11.7	2,287	183,357	12.1
Total operating revenue	802,770	100.0	770,879	100.0	31,891	1,510,090	100.0
Intercompany eliminations	(111,848)	–	(111,399)	–	(449)	(217,277)	–
Operating revenue(Consolidated)	690,922	–	659,480	–	31,442	1,292,813	–

Notes:

1.Segment breakdown is based on classifications employed for internal management.

2.Segment operating revenue includes inter-segment transactions.

8.Overview of Airline Operating Results (Consolidated)

	Interim FY2005	Interim FY2004	Year on year	FY2004
			%	
Domestic routes				
Number of passengers	23,272,256	22,558,559	103.2	44,485,771
Available seat-km (thousand km)	30,919,709	30,955,028	99.9	60,648,949
Revenue passenger-km(thousand km)	20,302,517	19,548,175	103.9	38,454,145
Passenger loadfactor	65.7	63.2	2.5	63.4
Cargo(tons)	210,080	206,335	101.8	422,397
Cargo traffic volume (thousand kg)	203,859	200,347	101.8	409,685
Mail(tons)	40,723	40,552	100.4	87,272
Mail traffic volume (thousand kg)	43,442	43,300	100.3	92,621
International routes				
Number of passengers	1,998,660	2,023,279	98.8	4,116,095
Available seat-km (thousand km)	12,598,271	12,611,154	99.9	25,190,294
Revenue passenger-km(thousand km)	9,262,990	9,663,122	95.9	19,191,016
Passenger loadfactor	73.5	76.6	(3.1)	76.2
Cargo(tons)	117,984	117,514	100.4	234,417
Cargo traffic volume (thousand kg)	543,439	535,941	101.4	1,083,820
Mail(tons)	6,745	6,422	105.0	13,764
Mail traffic volume (thousand kg)	28,071	28,975	96.9	59,532
Total				
Number of passengers	25,270,916	24,581,838	102.8	48,601,866
Available seat-km (thousand km)	43,517,980	43,566,182	99.9	85,839,244
Revenue passenger-km(thousand km)	29,565,507	29,211,297	101.2	57,645,161
Passenger loadfactor	67.9	67.1	0.8	67.2
Cargo(tons)	328,064	323,849	101.3	656,815
Cargo traffic volume (thousand kg)	747,298	736,289	101.5	1,493,506
Mail(tons)	47,468	46,974	101.1	101,037
Mail traffic volume (thousand kg)	71,513	72,276	98.9	152,154

Notes:

Domestic routes: ANA Group + Code share flights (IBEX airlines co., ltd. and Hokkaido international airlines co., ltd.(AIR DO))

International routes: ANA Group + Code share flights (UA and EVA AIR)

Each result does not include results of charter flights.

Domestic routes' data include results of night cargo flights.

Six months ended September 30, 2005
Non-consolidated financial results
All Nippon Airways Co., Ltd. (9202)

ANA reports non-consolidated interim financial results for FY2005

1.Non-consolidated financial highlights for the period ended September 30, 2005

(1) Summary of non-consolidated operating results — Yen (Millions rounded down)

	Interim FY2005 Apr.1 - Sep.30	Year on Year (%)	Interim FY2004 Apr.1 - Sep.30	Year on Year (%)	FY2004 Apr.1 - Mar.31
Operating revenues	592,652	5.3	562,757	16.9	1,100,448
Operating income (loss)	59,487	18.1	50,381	465.4	64,308
Recurring profit (loss)	51,821	16.9	44,341	349.7	52,417
Net income (loss)	27,907	21.0	23,057	208.7	10,401
Net income (loss) per share	16.50yen		14.92yen		6.65yen
Average number of shares of outstanding during the period	1,691,133,980		1,545,593,627		1,564,199,177

Note:
Changes in the accounting policy during the period: Yes

(2) Dividends

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Annual dividend per share			
Interim	–	–	–
Year - end	–	–	3.00yen

(3) Summary of non-consolidated financial positions — Yen (Millions rounded down)

	Interim FY2005 As of Sep.30	Interim FY2004 As of Sep.30	FY2004 As of Mar.31
Total assets	1,434,701	1,321,269	1,348,849
Shareholders' equity	231,210	180,941	201,118
Shareholders' equity ratio	16.1%	13.7%	14.9%
Shareholders' equity per share	136.75yen	115.24yen	120.31yen
Number of shares of outstanding at balance sheet date	1,690,795,727	1,570,100,191	1,671,721,889
Number of treasury stocks at balance sheet date	9,163,530	1,310,729	1,082,538

2. Forecast of non-consolidated operating results for the period ending March 31, 2006

	Yen (Millions rounded down)
Operating revenues	1,139,000
Recurring profit (loss)	35,500
Net income (loss)	8,500
Annual dividend per share	3.00yen

Notes: Forecast of net income per share: 5.03yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

(1) Non-consolidated Balance Sheets

Yen (Millions rounded down)

	Interim FY2005 As of Sep.30	FY 2004 As of Mar.31	Difference	Interim FY2004 As of Sep.30
Assets				
Current assets	398,493	337,186	61,306	371,931
Cash and deposits	133,675	111,058	22,617	153,602
Trade accounts receivable	101,757	97,869	3,887	95,129
Marketable securities	—	3,999	(3,999)	12,999
Inventories	47,159	44,840	2,319	48,012
Deferred tax assets	26,342	20,652	5,690	11,012
Other	89,617	58,776	30,840	51,186
Allowance for doubtful accounts	(59)	(10)	(48)	(10)
Fixed assets	1,036,038	1,011,501	24,537	949,157
[Tangible fixed assets]	[784,568]	[802,990]	(18,421)	[742,534]
Buildings	86,504	91,580	(5,075)	89,814
Aircraft	495,632	496,134	(502)	465,085
Land	50,827	54,147	(3,320)	55,677
Construction in progress	127,476	136,085	(8,609)	111,948
Other	24,128	25,042	(913)	20,008
[Intangible fixed assets]	[27,628]	[30,191]	(2,563)	[29,659]
[Investments and others]	[223,841]	[178,319]	45,521	[176,964]
Investment securities	43,790	37,341	6,448	34,972
Investments in subsidiaries and affiliates	48,426	50,580	(2,153)	55,352
Deferred tax assets	34,478	32,663	1,814	26,963
Other	111,993	72,935	39,058	70,373
Allowance for doubtful accounts	(14,848)	(15,202)	353	(10,697)
Deferred assets	169	161	8	179
Bond issuance expenses	169	161	8	179
Total assets	**1,434,701**	**1,348,849**	**85,852**	**1,321,269**
Liabilities				
Current liabilities	448,575	365,928	82,646	377,632
Trade accounts payable	122,147	109,626	12,521	99,948
Current portion of long-term debt	70,184	71,376	(1,192)	59,619
Current portion of bonds payable	85,000	48,418	36,582	89,749
Accrued income taxes	33,377	31,344	2,033	19,956
Accrued bonuses to employees	9,673	6,254	3,419	6,741
Other	128,193	98,909	29,283	101,617
Long-term liabilities	754,915	781,802	(26,886)	762,695
Straight bonds	220,000	250,000	(30,000)	270,000
Convertible bonds with stock acquisition rights	—	—	—	39,850
Long-term loans payable	431,887	426,696	5,191	354,220
Accrued employees' retirement benefits	85,580	82,267	3,312	85,150
Reserve for losses on related business	1,388	3,157	(1,768)	448
Other	16,059	19,681	(3,622)	13,026
Total liabilities	**1,203,491**	**1,147,731**	**55,759**	**1,140,327**
Shareholders' equity				
Common stock	111,501	107,292	4,208	91,576
Capital surplus	77,877	73,663	4,213	57,938
Capital reserve	46,894	42,685	4,208	26,969
Other surplus	30,982	30,978	4	30,968
Earned surplus	38,946	16,054	22,891	28,710
Unappropriated net gain (loss)	37,235	16,054	21,181	28,710
Unrealized gain (loss) on securities	5,879	4,452	1,427	3,091
Treasury Stock	(2,993)	(344)	(2,649)	(374)
Total shareholders' equity	**231,210**	**201,118**	**30,092**	**180,941**
Total liabilities and shareholders' equity	**1,434,701**	**1,348,849**	**85,852**	**1,321,269**

Note:

Yen (Millions rounded down)

	Interim FY2005 As of Sep.30	FY2004 As of Mar.31	Interim FY2004 As of Sep.30
Accumulated depreciation	773,514	770,445	787,643
Contingent liabilities	20,071	45,972	50,093

(2)Non-consolidated Statements of Income (Loss)

Yen (Millions rounded down)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	Difference	FY2004 Apr.1 - Mar.31
Operating revenues and expenses				
Operating revenues	592,652	562,757	29,894	1,100,448
Operating expenses	447,499	423,883	23,616	858,710
Sales, general and administrative expenses	85,665	88,492	(2,827)	177,429
Operating income (loss)	59,487	50,381	9,105	64,308
Non-operating income and expenses				
Non-operating income	7,291	8,887	(1,595)	28,513
Interest income	429	458	(29)	874
Other	6,862	8,429	(1,566)	27,639
Non-operating expenses	14,957	14,927	29	40,404
Interest expense	7,970	7,746	224	15,416
Other	6,987	7,181	(194)	24,988
Total recurring profit (loss)	**51,821**	**44,341**	**7,479**	**52,417**
Extraordinary gains and losses				
Extraordinary gains	4,628	645	3,983	1,524
Gain on sales of stock of affiliates	3,095	–	3,095	–
Gain on sales of investment securities	–	591	(590)	865
Other	1,532	53	1,478	658
Extraordinary losses	7,950	3,145	4,804	29,664
Loss on sales of fixed assets	1,316	–	1,316	2,303
Loss on retirement of fixed assets	2,573	–	2,573	2,539
Impairment loss	1,094	–	1,094	–
Provision for allowance for doubtful accounts	1,019	2,924	(1,904)	7,379
Special retirement benefit	58	128	(70)	1,058
Other	1,886	92	1,794	16,383
Net income (loss) before taxes	**48,499**	**41,841**	**6,658**	**24,277**
Corporate, inhabitant and enterprise tax	28,876	19,820	9,056	30,680
Deferred taxes	(8,283)	(1,036)	(7,247)	(16,803)
Net income (loss)	**27,907**	**23,057**	**4,849**	**10,401**
Gain(loss) carried over from last year	9,328	5,652	3,675	5,652
Unappropriated net gain (loss)	37,235	28,710	8,525	16,054

Notes to Non-consolidated Financial Statements
All Nippon Airways Co., Ltd.
Interim FY2005 and 2004, FY2004

Summary of significant accounting policies

(a) Marketable securities and investment securities

Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.

(b) Derivatives

Derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, are used, to limit their exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices. These are not used for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(c) Inventories

Inventories are stated at cost. Cost is determined by the moving average method for aircraft spare parts, and first-in, first-out method for miscellaneous supplies.

(d) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method
Buildings .... Straight-line method
Other ground property and equipment .... Declining balance method

The Company employs principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment .... 20 years
Domestic type equipment .... 17 years

(e) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(f) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(g) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

(h) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(I) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company. The accrued amounts of estimated bonus payments at balance sheet date are stated as accrued bonuses to employees.

(j) Retirement benefits

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Reserve for losses on related businesses

Provisions are made for estimated losses from investments in subsidiaries and affiliates.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Revenue recognition

Passenger revenues are recorded when services are rendered.

(n) Consumption taxes

Consumption taxes are excluded from the amounts of profit and loss statements.

(o) Consolidated tax return system

The Company applied a consolidated tax return system.

Change in Accounting policies

(Accounting standards relating to the impairment of fixed assets)

The Company applied "Accounting Standards for Impaired Fixed Assets" ("Statement of position for setting accounting standards for impaired fixed assets" (Business Accounting Council, 9 August 2002)) and the "Applicable guidelines for accounting standards concerning the impairment of fixed assets" (Issue No.6 of Accounting Standards for Business Enterprises, 31 October 2003). As a result, a loss resulting from impaired fixed assets reduced net income before taxes by ¥1,094 million. Note that accumulated impairment loss is deducted directly from each asset, in accordance with the revised regulations on interim consolidated financial statements.

Sixth months ended September 30, 2005
Consolidated financial results
All Nippon Airways Co., Ltd. (9202)

ANA reports consolidated interim financial results for FY2005

1. Consolidated financial highlights for the period ended September 30, 2005

(1) Summary of consolidated operating results — Yen (Millions)

	Interim FY2005 Apr.1 - Sep.30	Year on year (%)	Interim FY2004 Apr.1 - Sep.30	Year on year (%)	FY2004 Apr.1 - Mar.31
Operating revenues	690,922	4.8	659,480	8.4	1,292,813
Operating income (loss)	69,587	16.4	59,766	313.3	77,774
Recurring profit (loss)	59,422	11,9	53,107	271.1	65,224
Net income (loss)	19,723	(34.0)	29,889	45.3	26,970
Net income (loss) per share	11.67yen		19.36yen		17.26yen
Diluted net income per share	11.67yen		16.89yen		15.31yen
Gain (loss) on equity method	(1,233)		(76)		97
Average number of shares of outstanding during the period (consolidated)	1,689,393,566		1,543,955,085		1,562,537,470

Note: Changes in the accounting policy during the period: Yes

(2) Summary of consolidated financial positions — Yen (Millions)

	Interim FY2005 As of Sep.30	Interim FY2004 As of Sep.30	FY2004 As of Mar.31
Total assets	1,633,975	1,585,455	1,606,613
Shareholders' equity	237,041	184,441	214,284
Shareholders' equity ratio	14.5%	11.6%	13,3
Shareholders' equity per share	140.34yen	117.58yen	128.31yen
Number of shares of outstanding at balance sheet date (consolidated)	1,689,055,313	1,568,612,876	1,669,988,640

(3) Summary of consolidated cash flows — Yen (Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Cash flows from operating activities	86,457	97,231	149,070
Cash flows from investing activities	(40,151)	(60,597)	(169,247)
Cash flows from financing activities	(37,090)	(53,089)	(51,600)
Cash and cash equivalents at the end of the period	173,081	218,666	163,155

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 99
Number of non-consolidated subsidiaries accounted for by the equity method: 5
Number of affiliates accounted for by the equity method: 18

(5) Change of scope of consolidation and application of the equity method

	Consolidation	Equity method
Newly added	7	3
Excluded	4	2

2. Forecast of consolidated operating results for the period ending March 31, 2006

	Yen (Millions)
Operating revenues	1,326,000
Recurring profit (loss)	44,500
Net income (loss)	10,000

Note: Forecast of net income per share: 5.92yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

1. The ANA Group

The ANA Group comprises 129 subsidiaries and 41 affiliates. Of those companies, 99 are consolidated subsidiaries and 23 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below.

As of September 30, 2005 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	34	33	–	5	4
Travel Services	10	9	–	1	1
Hotel Operations	21	20	–	1	1
Other Businesses	64	37	5	34	12
Group Total	129	99	5	41	18

Air Transportation

The ANA Group's air transportation operations and other aircraft operations are centered on All Nippon Airways Co., Ltd.; subsidiaries Air Nippon Co., Ltd. (ANK), and Air Japan Co., Ltd. (AJX). Air transportation principally comprises the provision of passenger, cargo, and mail air transportation. Incidental operations include airport customer services, telephone reservation and information services, and the maintenance of ANA's aircraft and are provided by International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., ANA Aircraft Maintenance Co., Ltd., and other companies. Airport passenger handling, and maintenance services are also provided to domestic and overseas airlines that are not members of the ANA Group.

Travel Services

Travel packages are structured and sold under the brand names ANA Hallo Tour and ANA Sky Holiday, mainly by ANA Sales Co., Ltd. These operations mainly comprise the development and sale of products that use the air transportation services of ANA or ANK and accommodation at ANA hotels. Overseas, ANA Sales Europe Ltd. and other companies provide a range of services to customers traveling on ANA Hallo Tour brand packages and sell airline tickets and travel products.

Hotel Operations

Subsidiaries and affiliates, centered on ANA Hotels & Resorts Co, Ltd., develop and operate hotels by providing a wide range of services including lodging, meals, banquets, and wedding receptions.

Other Businesses

Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, aircraft equipment maintenance, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and others principally develop terminals and software for airline-related information. ANA Logistics Services Co., Ltd., operates warehouse for imported air cargo. All Nippon Airways Trading Co., Ltd., and others conduct operations centered primarily on the import of airline-related materials and on sales through stores and catalogs. ANA Real Estate Co., Ltd., and other companies carry out the sale, rental, and management of real estate, and affiliate Jamco Corporation and others provide the maintenance of aircraft equipment. All Nippon Airways Co., Ltd., and ANA Group subsidiaries and affiliates are customers for these products and services.

2. Management Policy

1. Keynote

While giving top priority to the safe operation of airlines within the Group, we aim to meet the expectations of customers and shareholders by increasing the profits of the ANA Group as a whole while raising the quality of our air transportation services.

2. Medium- and Long-Term Management Strategies

We formulated the Cost Reduction Plan in February 2003 to create a revenue-expenditure structure less dependent on revenue increases, thereby ensuring profit even in a prolonged deflationary economy. In FY2003, based on the Plan, we achieved Group-wide cost reductions of approximately ¥19 billion centering on personnel costs, and resumed dividend payments for the first time in seven terms. Furthermore, in the previous fiscal year (FY2004), we finished implementing all measures in the Cost Reduction Plan ahead of schedule and established a stable earnings base.

At present, to further strengthen our management foundation and achieve our goal of "becoming one of the leading corporate groups in Asia with air transportation business as its core," as stated in the ANA Group Corporate Vision, we have formulated the "ANA Group Mid-Term Corporate Strategy (FY2005 – FY2007)," a refinement of the "ANA Group Mid-Term Corporate Strategy (FY2004 – FY2006)," in response to the greater competition expected after the expansion of Haneda Airport in 2009; we are steadily carrying out each task listed in the strategy. Specific tasks are as follows:

(1) Establishment of Cost Competitiveness Surpassing that of Rival Companies

In addition to further control costs, both direct and indirect, we are enhancing our cost competitiveness by forging ahead with our fleet strategy, human resource strategy, and alliance strategy, amongst others.

Fleet Strategy

In addition to conventional utilization of larger aircraft, we are making flexible use of medium and smaller aircraft according to demand, and improving passenger convenience by increasing flights; we are working toward an optimized fleet that can minimize the effect of fluctuations in the economy and demand. Starting in the current fiscal year, we will introduce 45 Boeing 737-700 aircraft as our new small-sized aircraft.

Human Resource Strategy

With "achieving a level surpassing that of rival companies" as a key phrase, we are aiming to ensure appropriate costs for all personnel in our Group, and to achieve a synergistic effect with the fleet strategy. Air Next Co., Ltd., a low-cost, small-aircraft airline, commenced service in June this year.

Alliance Strategy

As one means of increasing revenue through the alliance strategy, we expanded code-share operations with Air China in March, and started new code-share operations with LOT Portugal in June. Furthermore, as part of our cost reduction measures with each Star Alliance member,

we continue to work to reduce procurement costs for telecommunication links and fuels.

(2) Enhanced Competitiveness Through Marketing and Sales

Deftly grasping an ever-changing market, and aiming to establish sustainable competitiveness by building up a structure other companies cannot imitate with "simple and convenient" and "focus on individual" as key phrases, we are striving to enhance our Group's "brand value" and our competitiveness in marketing and sales.

Domestic Air Transport Operations

So as to further optimize the supply-demand measures we have been implementing these past two years, we are refining the Fleet Assignment Model (FAM), an aircraft assignment system we officially introduced in the previous fiscal year. The system lets us optimize flight frequency for each route as well as aircraft allocation according to demand on weekdays and weekends.

From the standpoint of differentiating our unique products and services, we will install "Super Seat Premium" on Boeing 767 aircraft starting November. Furthermore, standard seats are being replaced with new seats developed for 'spaciousness and comfort' since October.

As for our alliance strategy, we tied up with Skynet Asia Airways in April and StarFlyer in August, and are establishing mutually beneficial cooperative relationships.

International Air Transport Operations

With few major changes to airport infrastructure this fiscal year, we will make efforts to strengthen our corporate constitution to ensure profit growth after FY2006. One measure is to improve quality to attract more business passengers, our main target.

To further optimize fleet allocation, we are introducing Boeing's latest 777-300ER aircraft on North American routes, and started with our New York route in May this year. For European routes, we are using B747-400 aircraft with more Business-Class seats on all of our routes. In China, we started Narita-Guangzhou service on April 25 and Nagoya (Centrair)-Shanghai service on May 16. Although the anti-Japan sentiment there has affected leisure travel, business travel continues to be strong. We will see how future Japan-China air transport negotiations go; we hope to further increase routes and expand our China network.

Cargo and Mail Operations

We reviewed the Group's cargo operations and, in order to focus management resources and promote efficient business operations, agreed on a strategic alliance with Japan Post for international logistics while removing ourselves from the management of Nippon Cargo Airlines.

In the future, we are planning to increase the number of dedicated cargo aircraft, which we will employ on late-night scheduled flights and international routes centering on Asia and China. We will aggressively expand cargo operations as our "third core business" in the air cargo market, where big growth continues to be expected.

(3) Strategy for Other Businesses

Regarding profitability in investments, we will aim to improve earnings in our other businesses including hotel operations, trading and real estate. We will reduce interest-bearing debts through efforts to reduce investments by optimal allocation of existing management resources and recovery of funds through sales of assets and so forth. During this period, we made ANA Real

Estate Co., Ltd. our full-fledged subsidiary through a share swap on October 1.

3. Corporate Governance: Fundamental Approach and Activities

(1) Fundamental Approach Toward Corporate Governance

ANA believes that corporate governance is important to ensure transparency and accountability toward stakeholders, and for its enhancement of corporate value.

(2) Implementation of Measures Related to Corporate Governance

ANA's management system comprises 15 board directors, 5 auditors, and 33 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, with the President and CEO serving as chairman and 13 senior vice presidents, 2 auditors et al. of the Company, serving as committee members. At the Board of Directors meetings, in accordance with the Commercial Law, important issues are discussed and decisions made by the directors. During this period, we held 6 Board of Directors meetings (including extraordinary meetings) headed by the chairman in which all directors participated, including 1 outside director and 5 auditors, 3 of whom are outside auditors.

(3) Activities During This First-Half Period Toward Enhancement of Corporate Governance

(i) Advisory Board

Besides those institutions required by law, in order to hear frank and open comments about the Company's management from a wider audience, ANA has established an Advisory Board, which consists of 7 members with a range of backgrounds. The board met twice during the period under review.

(ii) Internal Control System

ANA has positioned its internal control system as a key part of its corporate governance infrastructure, and taken the following steps to strengthen and promote it.

1)Risk management functions

To enhance the stability and efficiency of ANA Group management, we have been promoting a risk management system throughout the Group.

Given that incidents related to flight operations occurred since April, we verified the Group-wide risk management status and worked to analyze, evaluate and respond to risks from July to September in an appropriate manner.

Further, to counter individual risks, we are continuously strengthening our measures in the field of "information security management," which includes measures for the Personal Information Protection Law and a "business continuity plan" in the event of a large-scale disaster.

2) Compliance functions

During this period we listed "compliance as common sense" as our objective and following the previous fiscal year, have worked to thoroughly root the system within the Group.

3) Efforts in Corporate Social Responsibility (CSR)

During this period, we established a CSR Promotion Committee under the control of the President, appointed full-time staff members and are preparing to carry out Group CSR promotion activities.

We published our first CSR Report as the ANA Group at the end of September.

4) Internal audit functions

The Internal Audit Division under the direct control of the President has been examining and evaluating all management activities at our company as well as at Group companies to verify the legality, rationality, and ethicality of management and operational systems and administrative execution; the Division has been making suggestions and proposals targeting improvement and rationalization.

3. Corporate Performance & Financial Condition

1. Overview of the Interim Period

During the six-month interim period, ended September 30, 2005, the Japanese economy was marked by steady improvement in corporate profitability accompanied by smooth expansion in private-sector capital investment. Although challenges remain, business conditions followed a course of gradual recovery, with improvement extending to the labor market and consumer spending continuing to show moderate growth. Nonetheless, unstable international conditions and a series of natural disasters led to continued increases in crude oil prices, and there remained a sense of uncertainty about the future.

On a consolidated basis, operating revenues for the interim period rose 4.8%, to ¥690.9 billion. Operating income was up 16.4%, to ¥69.5 billion, and recurring income rose 11.9%, to ¥59.4 billion. Net income decreased 34.0%, to ¥19.7 billion, due to impairment losses in hotel operations and other businesses.

On a non-consolidated basis, operating revenues for the interim period rose 5.3%, to ¥592.6 billion. Operating income was up 18.1%, to ¥59.4 billion, and recurring income rose 16.9%, to ¥51.8 billion. Net income increased 21.0%, to ¥27.9 billion.

The following is a summary of operating results by business segment. (Revenues for each business segment include intra-group sales.)

Air Transportation

During the interim period, passenger demand was comparatively solid. With improvement in corporate performances, business demand was strong, and ANA's efforts to appropriately meet that demand resulted in increased operating revenues for the interim period. The Aichi World Expo 2005 increased demand, particularly on domestic routes, and passenger demand was solid overall. On international routes, however, with anti-Japan demonstrations in China and incidents of terrorism in England, the interim period was marked by relatively weak tourism demand.

In this environment, the Group took steps to minimize the influence of rising fuel prices. These steps included continuing thorough measures to reduce operating costs, such as matching supply to demand conditions, and introducing a jet fuel surcharge. As a result, air transportation operating revenues were up 4.9% from the same period of the previous year, to ¥573.3 billion,

and operating income rose 15.6%, to ¥62.6 billion.

Domestic Passenger Services

On domestic routes, conditions were favorable throughout the interim period. For six consecutive months, passenger numbers were higher than in the corresponding month of the previous year. Accompanying the recovery in business conditions, individual demand turned toward recovery, and load factors were especially high in the summer vacation period.

We took advantage of the December 2004 opening of the second terminal at Haneda Airport and the February 2005 opening of Central Japan International Airport (Centrair) by implementing measures to increase convenience and enhance service. Those efforts were successful, and business demand recorded substantial growth. Moreover, in conjunction with the opening of the Aichi World Expo 2005, we aggressively developed travel products and discount fares, such as Aichi World Expo 2005 Hayawari 21, and as a result we were able to stimulate tourism demand.

We made effective use of the FAM (Fleet Assignment Model), a system for optimal aircraft allocation that we introduced in the previous year, and from April we further enhanced our matching of supply to demand, taking such steps as changing the aircraft used on weekdays and weekends in accordance with demand. At the same time, in June operations began at Air Next Co., Ltd., which was established as a low-cost airline. By increasing the efficiency of the Group's overall operating system in these ways, we worked to raise profitability and reduce costs further.

As a result of these initiatives, the number of passengers on domestic routes in the interim period increased 3.2% from the same period of the previous year, to 23.27 million. Through the use of the PROS (Passenger Revenue Optimization System), which appropriately allocates seats in line with demand trends to maximize revenues, unit prices continued to increase, and operating revenues rose 5.0%, to ¥354.3 billion.

Domestic Cargo and Mail Services

In domestic cargo services, business sentiment improved, and overall demand for air cargo was firm. However, due to such factors as rising crude oil prices, consignors put further pressure on transport costs, and the shift toward less expensive modes of transport continued. As a result, ANA reduced its unit prices.

In mail services, business related to Japan Post's parcel program, which was enhanced in the previous year, was favorable. However, the volume of mail carried on long-haul routes did not increase. As a result, the volume of mail carried rose slightly from the same period of the previous year, but mail revenues declined.

Compared with the same period of the previous year, the volume of cargo carried during the interim period rose 1.8%, to 210,080 tons, while revenues increased 0.8%, to ¥14.5 billion. The volume of mail carried was 40,723 tons, up 0.4%, while operating revenues were ¥3.9 billion, down 2.1%.

International Passenger Services

As with domestic services, individual demand on international routes was strong, centered on business travel. However, with anti-Japan demonstrations in China and terrorist incidents in England, tourism demand to those destinations was sluggish.

In this setting, we expanded and enhanced our service to the Chinese market, which has latent growth potential, with the establishment of a Narita-Guangzhou route in April and a Centrair-Shanghai route in May.

In response to strong business demand, we increased business class seats on routes to Europe and North America from May. Moreover, in August, we increased flights on the Tokyo Haneda-Seoul Gimpo route to meet a high level of demand for travel between these two convenient airports, making day business trips possible between Tokyo and Seoul.

In costs, we took aggressive steps to raise load factors and unit prices and to reduce operating costs. We switched to highly economical B777 aircraft on all North American routes, and on routes between Japan and Seoul (Incheon), we introduced aircraft that will be used on both domestic and international flights.

As a result of these efforts, the number of international passengers during the interim period was 2.0 million, down 1.2% from the same period of the previous year. As on domestic routes, the use of a PROS (Passenger Revenue Optimization System) increased unit prices on international routes, and operating revenues increased 4.3%, to ¥115.2 billion.

International Cargo and Mail Services

In international cargo services, outbound shipments demand was sluggish for such products as IT-related devices for Asia (excluding China) and consumer electrical and electronics goods for Europe and North America, and cargo volume and revenues declined. In inbound shipments, digital-related products from Asia and fresh products from North America declined, and cargo from Europe remained flat due to intensified price competition with other airlines. Nonetheless, cargo from China increased substantially, centered on IT goods, textiles, and fresh products. As a result, overall inbound shipments recorded gains in both volume and revenues. With the rise in fuel prices, the amount of the jet fuel surcharge was revised upwards.

In mail services, economy air mail (SAL) from Europe and mail from Japan to North America declined, but mail to and from China increased. Mail volume and revenues both recorded gains.

As a result, the amount of cargo carried during the interim period increased 0.4%, to 117,984 tons, while operating revenues increased 13.0%, to ¥25.6 billion. The total volume of mail handled during the period increased 4.8%, to 6,729 tons, while operating revenues increased 1.7%, to ¥1.3 billion.

Other Businesses

We worked to increase revenues from aircraft maintenance and ground services provided to other airlines, such as passenger check-in and baggage handling, as well as from in-flight sales. As a result of these efforts, operating revenue rose 4.0%, to ¥58.3 billion.

Changes in Fleet Composition

The following changes took place in the ANA Group's fleet composition during the six-month period from April through September 2005:

Boeing 747-100SR
1 sold in May

Boeing 747-400
2 returned in May
2 purchased in May
1 returned in September
1 purchased in September

B777-300
1 leased in May

Boeing 777-200
1 leased in April
1 leased in July

Boeing 767-300
1 leased in April
1 returned in June
1 purchased in June
2 returned in August
2 purchased in August

Boeing 767-200
1 returned in July

Airbus A320-200
1 returned in June
1 purchased in June
1 returned in September
1 purchased in September

Boeing 737-500
1 returned in September
1 purchased in September

Boeing 737-400
1 returned in June

Bombardier DHC8-400
1 leased in April
1 leased in July
1 leased in September

? Travel Services

In domestic travel services, demand remained strong. We developed attractive products, such as those for the Aichi World Expo 2005 using Centrair Airport, which opened in February, and

original ANA products. These efforts led to favorable results for products for the Tokai, Chugoku, Shikoku, and Okinawa regions. As a result, we recorded an improved performance in domestic travel services.

In overseas travel services, demand for travel to China declined significantly and to the UK somewhat due to anti-Japan demonstrations in China and terrorist incidents in London. However, demand was favorable for travel to North America, Hawaii, and Guam, and our performance on these routes improved substantially from the same period of the previous year. Nonetheless, our overall results in international travel services declined from the same period of the previous year.

On our proprietary domestic and overseas travel web site, a-tour, we strengthened the Internet-based sales system through ANA SKY WEB. Combining travel product sales with ground-based products, such as hotels and car rentals, we recorded significant performance gains.

As a result, travel services posted operating revenues of ¥104.1 billion during the interim period, up 4.9% from the same period of the previous year, and operating income was ¥2.6 billion, a decline of 4.4%.

Hotel Operations

In hotel operations, the performance of urban hotels benefited from the completion of renovation work by the end of the previous term, and results improved from the same period of the previous year. In addition, resort hotels in Okinawa enjoyed continued strong demand and recorded solid performances.

The catering operations of the ANA Hotel Narita were transferred to air transportation operations, and as a result the sales of the catering division were eliminated. This change had the effect of decreasing revenues in comparison with the same period of the previous year.

Although operating revenues in hotel operations declined 6.2%, to ¥32.3 billion, cost reductions resulted in operating income of ¥0.9 billion.

Other Businesses

Infini Travel Information, Inc., which provides an international reservation and ticketing system for airlines, recorded improved usage on international routes. However, there was an increase in depreciation and development costs for INFINI LINX, a new reservation tool that was in operation from the second half of the previous fiscal year. As a result, revenues increased but profits declined.

All Nippon Airways Trading Co., Ltd., which conducts trading and sales of goods, recorded increased revenues in aircraft-related operations, such as aircraft parts. Sales at new shops in Haneda Airport Terminal 2 and at Centrair were favorable, and increased revenues were recorded in retail and mail-order operations. Conditions in food and paper pulp operations were also favorable. The company recorded higher sales and profits.

ANA Information Systems Planning Co., Ltd., which provides information system development, maintenance, and operation services to Group companies, registered a decline in revenues from maintenance and operation services due to ANA's lower system upkeep expenses. Overall, however, sales increased from the same period of the previous year.

ANA Real Estate Co., Ltd., handles real estate and insurance agency services. (On September 27, 2005, this company's stock was delisted from the second section of the Osaka

Securities Exchange, and on October 1, 2005, the company was made a wholly owned subsidiary of ANA through a share exchange.) Performance in core office and condominium leasing operations was basically in line with planned levels, and sales were about the same as in the previous interim period.

As a result, operating revenues in the other businesses segment rose 2.5% from the previous interim period, to ¥92.8 billion, while operating profit was down 4.9%, to ¥2.9 billion.

2. Cash Flow

Income before income taxes and minority interests of ¥44.6 billion, after the addition of non-cash expenses, such as depreciation and amortization and impairment loss on fixed assets, and adjustments for changes in trade accounts receivable and trade accounts payable, contributed to net cash provided by operating activities of ¥86.4 billion.

The Company's investing outflows included acquisition of aircraft, purchases of spare parts, and advance payments for new aircraft. Investing inflows included sales of aircraft, sales of investments in securities, and collection of loans. Consequently, net cash used in investing activities was ¥40.1 billion, and free cash flow was ¥46.3 billion.

In financing activities, the Company repaid debt and paid dividends, as well as raising funds through long-term debt and issuance of bonds. Net cash used in financing activities was ¥37.0 billion.

As a result, cash and cash equivalents at the end of the interim period totaled ¥173.0 billion, an increase of ¥9.7 billion.

3. Dividend Policy

ANA places a high priority on providing a return to shareholders while working to secure a stable management foundation.

In the previous term, the Cost Reduction Plan was completed ahead of schedule, and the implementation of the ANA Group Mid-Term Corporate Plan (April 2004-March 2007) progressed as scheduled. However, to record continued growth the Company must further bolster internal funds and strengthen its financial position, and accordingly we are planning dividend payments of ¥3 per share, the same as in the previous period.

4. Fiscal Year 2005 (Ending March 31, 2006) Forecast

In the second half of the fiscal year, as business conditions recover, we expect continued improvement in corporate profitability and the labor market as well as continued growth in incomes. As a result, consumer spending is expected to increase. However, due to pressure on the crude oil demand-supply balance accompanying the unstable international situation and growth in worldwide fuel consumption, crude oil prices will likely continue increasing in the second half of the fiscal year. The effect of the trend in crude oil prices on economies around the world, including Japan, will continue to require careful attention.

Although fuel prices are increasing substantially, as a result of our efforts to cut costs, such as the labor cost structure reforms and operating structure reforms that we began to implement two years ago (fiscal year ended March 2004), and our efforts to increase revenues, we expect to achieve solid earnings. However, with continued increases in crude oil prices, we will continue to watch trends in crude oil prices and their effect on our operations in the second half of the fiscal year while implementing an appropriate response.

At this point we will not revise our performance forecast. The assumptions for the second half of the fiscal year used in making our forecast are an exchange rate of 110 yen to the dollar and a market price for Dubai crude oil (an indicator of jet fuel prices) of US$57 per barrel.

(1) Consolidated Balance Sheets

Yen(Millions)

Assets	Interim FY2005 As of Sep.30	FY2004 As of Mar.31	Difference	Interim FY2004 As of Sep.30
Current assets	469,725	421,170	48,555	460,795
Cash and deposits	173,239	158,204	15,035	204,363
Trade accounts receivable	115,075	113,850	1,225	109,980
Marketable securities	15,374	5,730	9,644	15,229
Inventories	56,965	52,636	4,329	56,475
Deferred tax assets	31,455	25,618	5,837	15,738
Other	77,807	65,341	12,466	59,286
Allowance for doubtful accounts	(190)	(209)	19	(276)
Fixed assets	1,163,660	1,184,838	(21,178)	1,123,959
[Tangible fixed assets]	[964,254]	[958,415]	5,839	[898,864]
Buildings and structures	179,210	180,149	(939)	179,034
Aircraft	497,070	497,656	(586)	468,084
Land	128,549	109,662	18,887	111,385
Construction in progress	127,630	137,911	(10,281)	112,813
Other	31,795	33,037	(1,242)	27,548
[Intangible fixed assets]	[34,983]	[37,685]	(2,702)	[37,359]
[Investments and others]	[164,423]	[188,738]	(24,315)	[187,736]
Investment securities	54,820	68,238	(13,418)	69,439
Deferred tax assets	48,933	46,869	2,064	41,347
Other	64,947	84,950	(20,003)	83,808
Allowance for doubtful accounts	(4,277)	(11,319)	7,042	(6,858)
Deferred assets	590	605	(15)	701
Total assets	**1,633,975**	**1,606,613**	**27,362**	**1,585,455**
Liabilities				
Current liabilities	554,059	506,474	47,585	495,344
Trade accounts payable	143,836	142,105	1,731	131,756
Short-term loans	16,467	16,045	422	22,117
Current portion of long-term debt	113,064	139,991	(26,927)	100,863
Current portion of bonds payable	85,000	48,418	36,582	89,749
Accrued bonuses to employees	17,636	13,286	4,350	14,431
Other	178,056	146,629	31,427	136,428
Long-term liabilities	834,668	875,638	(40,970)	896,174
Bonds payable	220,000	250,000	(30,000)	309,850
Long-term debt payable	471,696	487,802	(16,106)	451,493
Accrued employees' retirement benefits	112,493	107,740	4,753	109,706
Other	30,479	30,096	383	25,125
Total liabilities	**1,388,727**	**1,382,112**	**6,615**	**1,391,518**
Minority interests	**8,207**	**10,217**	**(2,010)**	**9,496**
Shareholders' equity				
Common stock	111,501	107,292	4,208	91,576
Capital surplus	77,890	73,676	4,213	57,934
Earned surplus	45,698	31,225	14,473	34,144
Unrealized gains on securities	6,254	4,620	1,634	3,235
Foreign currency translation adjustment	(795)	(1,672)	877	(1,625)
Treasury stock	(3,507)	(857)	(2,650)	(823)
Total shareholders' equity	237,041	214,284	22,757	184,441
Total liabilities, minority interest and shareholders' equity	**1,633,975**	**1,606,613**	**27,362**	**1,585,455**

Note:

Yen(Millions)

	Interim FY2005 As of Sep.30	FY2004 As of Mar.31	Interim FY2004 As of Sep.30
Accumulated depreciation	867,937	853,672	871,905
Contingent liabilities	183	1,786	1,946

(2)Consolidated Statements of Income (Loss)

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	Difference	FY2004 Apr.1 - Mar.31
Operating revenues and expenses				
Operating revenues	690,922	659,480	31,442	1,292,813
Operating expenses	495,318	474,697	20,621	957,923
Sales, general and administrative expenses	126,017	125,017	1,000	257,116
Operating income	69,587	59,766	9,821	77,774
Non-operating income and expenses				
Non-operating income	8,221	11,270	(3,049)	32,947
Interest income	2,198	2,079	119	4,162
Dividend income	820	1,136	(316)	1,256
Foreign exchange gain	191	877	(686)	1,139
Other	5,012	7,178	(2,166)	26,390
Non-operating expense	18,386	17,929	457	45,497
Interest expense	10,706	10,625	81	21,117
Equity in loss of affiliates	1,233	76	1,157	—
Other	6,447	7,228	(781)	24,380
Total recurring profit	**59,422**	**53,107**	**6,315**	**65,224**
Extraordinary gains and losses				
Extraordinary gains	7,166	650	6,516	2,110
Gain on sales of fixed assets	809	—	809	104
Gain on sales of investment securities	4,711	592	4,119	881
Other	1,646	58	1,588	1,125
Extraordinary losses	21,928	1,552	20,376	21,655
Loss on sales of fixed assets	387	531	(144)	3,026
Loss on retirement of fixed assets	2,957	140	2,817	3,385
Impairment loss	17,618	—	17,618	—
Special retirement benefit	63	519	(456)	1,858
Valuation loss on investment securities	751	46	705	485
Other	152	316	(164)	12,901
Net income before taxes	**44,660**	**52,205**	**(7,545)**	**45,679**
Corporate, inhabitant and enterprise tax	32,566	22,860	9,706	34,592
Deferred taxes	(5,642)	(1,140)	(4,502)	(16,960)
Minority interests	(1,987)	596	(2,583)	1,077
Net income	**19,723**	**29,889**	**(10,166)**	**26,970**

(3)Consolidated statements of surplus

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Capital surplus			
Capital surplus at the beginning of period	73,676	53,114	53,114
Increase in surplus	4,213	4,819	20,562
Increase resulting from disposal of treasury stock	4	10	37
Increase resulting from conversion of convertible bonds	—	4,733	4,733
Increase resulting from issuance of new stock by execution of convertible bonds	4,208	75	15,791
Capital surplus at the end of period	77,890	57,934	73,676
Earned surplus			
Earned surplus at the beginning of period	31,225	8,882	8,882
Increase in surplus	19,723	29,889	26,970
Net income	19,723	29,889	26,970
Decrease in surplus	5,250	4,627	4,627
Dividend	5,010	4,611	4,611
Decrease resulting from newly consolidated subsidiaries	98	—	—
Decrease resulting from excluded consolidated subsidiaries	—	16	16
Decrease resulting from equity method newly applied to affiliates	142	—	—
Earned surplus at the end of period	45,698	34,144	31,225

(4) Consolidated statement of Cash flows

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
I. Cash flows from operating activities			
Net income before taxes	44,660	52,205	45,679
Depreciation and amortization	36,776	31,840	70,446
Impairment loss	17,618	—	—
Gain and loss on sales of fixed assets, loss on retirement of fixed assets (Net)	4,514	2,856	20,534
Gain and loss on sales, and valuation of securities (Net)	(3,959)	(485)	5,844
Increase (Decrease) in allowance for doubtful accounts	(1,405)	83	4,537
Increase (Decrease) in employees' retirement benefits	4,708	4,317	2,228
Interest expenses	10,706	10,625	21,117
Interest and dividends income	(3,018)	(3,215)	(5,418)
Foreign exchange loss (gain)	271	(505)	(546)
Rebate on purchasing aircraft	—	(1,709)	(15,969)
Special retirement benefit	63	519	1,858
Decrease (Increase) in trade accounts receivable	(1,181)	(8,181)	(11,782)
Decrease (Increase) in other receivable	(33)	(1,778)	(468)
Increase (Decrease) in trade accounts payable	1,463	7,837	17,958
Other, net	13,265	11,561	(4,073)
Sub-total	124,448	105,970	151,945
Interest and dividends received	3,061	3,265	5,468
Interest paid	(10,751)	(10,624)	(21,166)
Corporate, inhabitant and enterprise taxes paid	(30,238)	(1,516)	(3,336)
Receipt of rebate on purchasing aircraft	—	1,709	15,969
Special retirement benefit paid	(63)	(519)	(1,858)
Other, net	—	(1,054)	2,048
Net cash provided by (used in) operating activities	86,457	97,231	149,070
II. Cash flows from investing activities			
Payment for acquisition of tangible fixed assets	(131,078)	(87,273)	(199,650)
Proceeds from sales of tangible fixed assets	74,971	30,828	39,090
Payment for acquisition of intangible fixed assets	(3,557)	(3,220)	(10,530)
Payment for acquisition of investments in securities	(4,865)	(2,229)	(4,671)
Proceeds from sales of investments in securities	10,637	977	5,093
Proceeds from acquisition of subsidiaries' stock with changes in scope of consolidation	205	—	269
Payment for lending	(1,197)	(300)	(635)
Proceeds from collection of loans	15,892	1,097	2,524
Other, net	(1,159)	(477)	(737)
Net cash provided by (used in) investing activities	(40,151)	(60,597)	(169,247)

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
III. Cash flows from financing activities			
Increase (Decrease) in short-term loans (Net)	457	(2,971)	(9,038)
Proceeds from long-term debt	41,868	12,903	126,028
Repayment of long-term debt	(86,803)	(37,978)	(74,300)
Proceeds from issuance of bonds	14,920	—	19,895
Redemption of bonds	—	(20,225)	(109,975)
Payment for dividends	(5,010)	(4,611)	(4,611)
Payment for acquisition of treasury stock	(2,665)	(84)	(135)
Other, net	143	(123)	536
Net cash provided by (used in) financing activities	(37,090)	(53,089)	(51,600)
IV. Effect of exchange rate changes on cash and cash equivalents	536	609	420
V . Net increase (decrease) in cash and cash equivalents	9,752	(15,846)	(71,357)
VI. Cash and cash equivalents at the beginning of the period	163,155	234,524	234,524
VII. Net increase (decrease) resulting from changes in scope of consolidation	174	(12)	(12)
VIII. Cash and cash equivalents at the end of period	173,081	218,666	163,155

Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets is as follows:

Yen(Millions)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Cash	173,239	204,363	158,204
Time deposits with maturities of more than three months	(1,086)	(924)	(777)
Marketable securities	15,374	15,229	5,730
Marketable securities with maturities of more than three months	(14,446)	(2)	(2)
Cash and cash equivalents at the end of period	173,081	218,666	163,155

Notes to Consolidated Financial Statements
All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Interim FY2005 and 2004, FY2004.

1.Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domicile.

2.Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

The accounts of certain foreign subsidiaries have fiscal years ending on December 31. The necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity that are translated at historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Foreign currency translation adjustments are presented as a component of shareholders' equity.

(c) Marketable securities and investment securities

Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(d) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and -commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(e) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(f) Inventories

Inventories are stated at cost determined by the moving average method.

(g) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method
Buildings .... Straight-line method
Other ground property and equipment .... Declining balance method

The Company and some of the subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment .... 20 years
Domestic type equipment .... 17 years

(h) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(i) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company and subsidiaries. The accrued amounts of estimated bonus payments at balance sheet date are stated as Accrued bonuses to employees.

(j) Retirement benefits

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Appropriation of retained earnings

The appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(n) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with maturity of three months or less are treated as cash equivalents.

(o) Consolidated tax return system

The Company and certain subsidiaries applied a consolidated tax return system.

Change in Accounting policies

(Accounting standards relating to the impairment of fixed assets)

The Company and its domestic subsidiaries and affiliates applied "Accounting Standards for Impaired Fixed Assets" ("Statement of position for setting accounting standards for impaired fixed assets" (Business Accounting Council, 9 August 2002)) and the "Applicable guidelines for accounting standards concerning the impairment of fixed assets" (Issue No.6 of Accounting Standards for Business Enterprises, 31 October 2003). As a result, a loss resulting from impaired fixed assets reduced net income before taxes by ¥176.18 billion. Note that accumulated impairment loss is deducted directly from each asset, in accordance with the revised regulations on interim consolidated financial statements.

3.Leases

(a)Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, accumulated depreciation , accumulated impairment loss and net book value of leased assets are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Aircraft:			
Estimated acquisition cost	323,589	333,610	326,539
Estimated accumulated depreciation	208,050	193,008	195,921
Estimated accumulated impairment loss	—	—	—
Estimated net book value	115,539	140,602	130,618
Others:			
Estimated acquisition cost	14,267	16,810	14,818
Estimated accumulated depreciation	8,733	10,578	8,451
Estimated accumulated impairment loss	—	—	—
Estimated net book value	5,534	6,232	6,367
Total:			
Estimated acquisition cost	337,856	350,420	341,357
Estimated accumulated depreciation	216,783	203,586	204,372
Estimated accumulated impairment loss	—	—	—
Estimated net book value	121,073	146,834	136,985

Outstanding finance lease obligations are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Current portion of finance lease obligations	30,203	34,216	33,066
Long-term finance lease obligations	96,644	119,791	110,470
	126,847	154,007	143,536
Impairment Loss on leased assets	—	—	—

Annual lease expenses, Reversal of impairment loss on leased assets, estimated amount of depreciation, estimated interest cost and Loss due to impairment are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Annual lease expenses charged to income	19,237	19,897	39,444
Reversal of impairment loss on leased assets	—	—	—
Estimated amount of depreciation by the straight-line method over the lease period	16,415	16,943	33,616
Estimated interest cost	1,710	2,053	3,967
Impairment loss	—	—	—

(b)Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

			Yen (Millions)
	Interim FY2005	Interim FY2004	FY2004
Current portion of operating lease obligations	28,940	35,634	28,660
Long-term operating lease obligations	88,498	54,256	46,095
	117,438	89,890	74,755

4.Marketable securities and investments in securities

Held-to-maturity securities having market value

Yen (Millions)

	Interim FY2005	Interim FY2004	FY2004
Cost	38	35	35
Market value	38	35	35
Net unrealized gain	0	0	0

Other securities having market value

Yen (Millions)

	Interim FY2005	Interim FY2004	FY2004
Cost	15,511	13,018	12,495
Market value	26,001	20,051	20,712
Net unrealized gain	10,490	7,033	8,217

Breakdown of other securities not having market value

Yen (Millions)

	Interim FY2005	Interim FY2004	FY2004
Bonds held to maturity	14,444	14,157	13,606
Other securities	22,386	36,830	25,862
	36,830	50,987	39,468

5.Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, - accordingly, are included in "Other businesses" in the following industry segment information.

Segment information is as follows:

<Interim FY2005 Apr.1 - Sep.30> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	514,916	94,270	27,711	54,025	690,922	—	690,922
Intra-group sales and transfers	58,453	9,907	4,623	38,865	111,848	(111,848)	—
Total	573,369	104,177	32,334	92,890	802,770	(111,848)	690,922
Operating expenses	510,712	101,489	31,354	89,899	733,454	(112,119)	621,335
Operating income	62,657	2,688	980	2,991	69,316	271	69,587

<Interim FY2004 Apr.1 - Sep.30> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	491,170	89,243	27,139	51,928	659,480	—	659,480
Intra-group sales and transfers	55,370	10,038	7,316	38,675	111,399	(111,399)	—
Total	546,540	99,281	34,455	90,603	770,879	(111,399)	659,480
Operating expenses	492,348	96,468	35,138	87,457	711,411	(111,697)	599,714
Operating income (loss)	54,192	2,813	(683)	3,146	59,468	298	59,766

<FY2004 Apr.1 - Mar.31> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	961,969	170,937	55,454	104,453	1,292,813	—	1,292,813
Intra-group sales and transfers	104,972	19,357	14,044	78,904	217,277	(217,277)	—
Total	1,066,941	190,294	69,498	183,357	1,510,090	(217,277)	1,292,813
Operating expenses	998,900	187,170	69,965	176,375	1,432,410	(217,371)	1,215,039
Operating income (loss)	68,041	3,124	(467)	6,982	77,680	94	77,774

6.Impairment loss

The assets of the Company and its domestic consolidated subsidiaries are grouped by individual property in the case of hotel business assets, rental real estate, and idle assets, and by management accounting categories in the case of business assets. Due to slumping performance in hotel business assets, and falling rental levels and land prices for rental real estate and idle assets, the book value of assets whose profitability dropped notably in the accounting year under review and fell to the recoverable value, is accounted for as impairment loss (¥17,618 million) under extraordinary losses.

<Interim FY2005 as of Sep.30> Yen(million)

Application	Location	Category	Impairment loss
Hotel business assets	1 in Kanto / 2 others	Buildings	8,232
		Intangible fixed assets	806
			9,038
Rental real estate assets	1 in Kanto / 4 others	Land	7,462
		Buildings	321
			7,783
Idle assets	2 in Kanto / 5 others	Land	778
		Intangible fixed assets	19
			797

Note that the recoverable value of the assets is calculated by the value of use, real estate appraisal, or fair value less costs to sell, minus future cash flow of 3.5 - 6.5%.

7.Breakdown of Operating Revenues (Consolidated)

Yen(millions)

	Interim FY2005 Apr.1 - Sep.30	% of total	Interim FY2004 Apr.1 - Sep.30	% of total	Difference	FY2004 Apr.1 - Mar.31	% of total
Domestic routes		%		%			%
Passenger	354,339	44.2	337,523	43.8	16,816	658,762	43.6
Cargo	14,500	1.8	14,385	1.9	115	29,515	2.0
Mail	3,938	0.5	4,022	0.5	(84)	8,581	0.6
Baggage handling	173	0.0	143	0.0	30	292	0.0
Subtotal	372,950	46.5	356,073	46.2	16,877	697,150	46.2
International routes							
Passenger	115,222	14.3	110,459	14.3	4,763	210,735	14.0
Cargo	25,611	3.2	22,671	3.0	2,940	50,089	3.3
Mail	1,388	0.2	1,365	0.2	23	2,803	0.2
Baggage handling	239	0.0	255	0.0	(16)	528	0.0
Subtotal	142,460	17.7	134,750	17.5	7,710	264,155	17.5
Revenues from scheduled flights	515,410	64.2	490,823	63.7	24,587	961,305	63.7
Other operating revenues	57,959	7.2	55,717	7.2	2,242	105,636	7.0
Subtotal	573,369	71.4	546,540	70.9	26,829	1,066,941	70.7
Travel services							
Package tours(Domestic)	71,151	8.9	64,439	8.4	6,712	124,650	8.2
Package tours(International)	21,461	2.7	22,188	2.9	(727)	41,885	2.8
Other revenues	11,565	1.4	12,654	1.6	(1,089)	23,759	1.6
Subtotal	104,177	13.0	99,281	12.9	4,896	190,294	12.6
Hotel operations							
Guestrooms	13,133	1.6	12,531	1.6	602	23,483	1.6
Banquets	8,235	1.0	7,816	1.0	419	17,818	1.2
Foods and drinks	8,025	1.0	7,696	1.0	329	15,776	1.0
Other revenues	2,941	0.4	6,412	0.9	(3,471)	12,421	0.8
Subtotal	32,334	4.0	34,455	4.5	(2,121)	69,498	4.6
Other businesses							
Trading and retailing	63,085	7.9	62,254	8.1	831	121,920	8.1
Information And telecommunication	12,272	1.5	11,078	1.4	1,194	25,043	1.6
Real estate &building maintenance	8,457	1.1	8,402	1.1	55	17,391	1.1
Other revenues	9,076	1.1	8,869	1.1	207	19,003	1.3
Subtotal	92,890	11.6	90,603	11.7	2,287	183,357	12.1
Total operating revenue	802,770	100.0	770,879	100.0	31,891	1,510,090	100.0
Intercompany eliminations	(111,848)	—	(111,399)	—	(449)	(217,277)	—
Operating revenue(Consolidated)	690,922	—	659,480	—	31,442	1,292,813	—

Notes:

1.Segment breakdown is based on classifications employed for internal management.

2.Segment operating revenue includes inter-segment transactions.

8.Overview of Airline Operating Results (Consolidated)

	Interim FY2005	Interim FY2004	Year on year	FY2004
			%	
Domestic routes				
Number of passengers	23,272,256	22,558,559	103.2	44,485,771
Available seat-km (thousand km)	30,919,709	30,955,028	99.9	60,648,949
Revenue passenger-km(thousand km)	20,302,517	19,548,175	103.9	38,454,145
Passenger loadfactor	65.7	63.2	2.5	63.4
Cargo(tons)	210,080	206,335	101.8	422,397
Cargo traffic volume (thousand kg)	203,859	200,347	101.8	409,685
Mail(tons)	40,723	40,552	100.4	87,272
Mail traffic volume (thousand kg)	43,442	43,300	100.3	92,621
International routes				
Number of passengers	1,998,660	2,023,279	98.8	4,116,095
Available seat-km (thousand km)	12,598,271	12,611,154	99.9	25,190,294
Revenue passenger-km(thousand km)	9,262,990	9,663,122	95.9	19,191,016
Passenger loadfactor	73.5	76.6	(3.1)	76.2
Cargo(tons)	117,984	117,514	100.4	234,417
Cargo traffic volume (thousand kg)	543,439	535,941	101.4	1,083,820
Mail(tons)	6,745	6,422	105.0	13,764
Mail traffic volume (thousand kg)	28,071	28,975	96.9	59,532
Total				
Number of passengers	25,270,916	24,581,838	102.8	48,601,866
Available seat-km (thousand km)	43,517,980	43,566,182	99.9	85,839,244
Revenue passenger-km(thousand km)	29,565,507	29,211,297	101.2	57,645,161
Passenger loadfactor	67.9	67.1	0.8	67.2
Cargo(tons)	328,064	323,849	101.3	656,815
Cargo traffic volume (thousand kg)	747,298	736,289	101.5	1,493,506
Mail(tons)	47,468	46,974	101.1	101,037
Mail traffic volume (thousand kg)	71,513	72,276	98.9	152,154

Notes:

Domestic routes: ANA Group + Code share flights (IBEX airlines co., ltd. and Hokkaido international airlines co., ltd.(AIR DO))

International routes: ANA Group + Code share flights (UA and EVA AIR)

Each result does not include results of charter flights.

Domestic routes' data include results of night cargo flights.

Six months ended September 30, 2005
Non-consolidated financial results
All Nippon Airways Co., Ltd. (9202)

ANA reports non-consolidated interim financial results for FY2005

1.Non-consolidated financial highlights for the period ended September 30, 2005

(1) Summary of non-consolidated operating results — Yen (Millions rounded down)

	Interim FY2005 Apr.1 - Sep.30	Year on Year (%)	Interim FY2004 Apr.1 - Sep.30	Year on Year (%)	FY2004 Apr.1 - Mar.31
Operating revenues	592,652	5.3	562,757	16.9	1,100,448
Operating income (loss)	59,487	18.1	50,381	465.4	64,308
Recurring profit (loss)	51,821	16.9	44,341	349.7	52,417
Net income (loss)	27,907	21.0	23,057	208.7	10,401
Net income (loss) per share	16.50yen		14.92yen		6.65yen
Average number of shares of outstanding during the period	1,691,133,980		1,545,593,627		1,564,199,177

Note:
Changes in the accounting policy during the period: Yes

(2) Dividends

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	FY2004 Apr.1 - Mar.31
Annual dividend per share			
Interim	—	—	—
Year - end	—	—	3.00yen

(3) Summary of non-consolidated financial positions — Yen (Millions rounded down)

	Interim FY2005 As of Sep.30	Interim FY2004 As of Sep.30	FY2004 As of Mar.31
Total assets	1,434,701	1,321,269	1,348,849
Shareholders' equity	231,210	180,941	201,118
Shareholders' equity ratio	16.1%	13.7%	14.9%
Shareholders' equity per share	136.75yen	115.24yen	120.31yen
Number of shares of outstanding at balance sheet date	1,690,795,727	1,570,100,191	1,671,721,889
Number of treasury stocks at balance sheet date	9,163,530	1,310,729	1,082,538

2. Forecast of non-consolidated operating results for the period ending March 31, 2006

	Yen (Millions rounded down)
Operating revenues	1,139,000
Recurring profit (loss)	35,500
Net income (loss)	8,500
Annual dividend per share	3.00yen

Notes: Forecast of net income per share: 5.03yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

(1) Non-consolidated Balance Sheets

Yen (Millions rounded down)

	Interim FY2005 As of Sep.30	FY 2004 As of Mar.31	Difference	Interim FY2004 As of Sep.30
Assets				
Current assets	398,493	337,186	61,306	371,931
Cash and deposits	133,675	111,058	22,617	153,602
Trade accounts receivable	101,757	97,869	3,887	95,129
Marketable securities	–	3,999	(3,999)	12,999
Inventories	47,159	44,840	2,319	48,012
Deferred tax assets	26,342	20,652	5,690	11,012
Other	89,617	58,776	30,840	51,186
Allowance for doubtful accounts	(59)	(10)	(48)	(10)
Fixed assets	1,036,038	1,011,501	24,537	949,157
[Tangible fixed assets]	[784,568]	[802,990]	(18,421)	[742,534]
Buildings	86,504	91,580	(5,075)	89,814
Aircraft	495,632	496,134	(502)	465,085
Land	50,827	54,147	(3,320)	55,677
Construction in progress	127,476	136,085	(8,609)	111,948
Other	24,128	25,042	(913)	20,008
[Intangible fixed assets]	[27,628]	[30,191]	(2,563)	[29,659]
[Investments and others]	[223,841]	[178,319]	45,521	[176,964]
Investment securities	43,790	37,341	6,448	34,972
Investments in subsidiaries and affiliates	48,426	50,580	(2,153)	55,352
Deferred tax assets	34,478	32,663	1,814	26,963
Other	111,993	72,935	39,058	70,373
Allowance for doubtful accounts	(14,848)	(15,202)	353	(10,697)
Deferred assets	169	161	8	179
Bond issuance expenses	169	161	8	179
Total assets	**1,434,701**	**1,348,849**	**85,852**	**1,321,269**
Liabilities				
Current liabilities	448,575	365,928	82,646	377,632
Trade accounts payable	122,147	109,626	12,521	99,948
Current portion of long-term debt	70,184	71,376	(1,192)	59,619
Current portion of bonds payable	85,000	48,418	36,582	89,749
Accrued income taxes	33,377	31,344	2,033	19,956
Accrued bonuses to employees	9,673	6,254	3,419	6,741
Other	128,193	98,909	29,283	101,617
Long-term liabilities	754,915	781,802	(26,886)	762,695
Straight bonds	220,000	250,000	(30,000)	270,000
Convertible bonds with stock acquisition rights	–	–	–	39,850
Long-term loans payable	431,887	426,696	5,191	354,220
Accrued employees' retirement benefits	85,580	82,267	3,312	85,150
Reserve for losses on related business	1,388	3,157	(1,768)	448
Other	16,059	19,681	(3,622)	13,026
Total liabilities	**1,203,491**	**1,147,731**	**55,759**	**1,140,327**
Shareholders' equity				
Common stock	111,501	107,292	4,208	91,576
Capital surplus	77,877	73,663	4,213	57,938
Capital reserve	46,894	42,685	4,208	26,969
Other surplus	30,982	30,978	4	30,968
Earned surplus	38,946	16,054	22,891	28,710
Unappropriated net gain (loss)	37,235	16,054	21,181	28,710
Unrealized gain (loss) on securities	5,879	4,452	1,427	3,091
Treasury Stock	(2,993)	(344)	(2,649)	(374)
Total shareholders' equity	**231,210**	**201,118**	**30,092**	**180,941**
Total liabilities and shareholders' equity	**1,434,701**	**1,348,849**	**85,852**	**1,321,269**

Note:

Yen (Millions rounded down)

	Interim FY2005 As of Sep.30	FY2004 As of Mar.31	Interim FY2004 As of Sep.30
Accumulated depreciation	773,514	770,445	787,643
Contingent liabilities	20,071	45,972	50,093

(2)Non-consolidated Statements of Income (Loss)

Yen (Millions rounded down)

	Interim FY2005 Apr.1 - Sep.30	Interim FY2004 Apr.1 - Sep.30	Difference	FY2004 Apr.1 - Mar.31
Operating revenues and expenses				
Operating revenues	592,652	562,757	29,894	1,100,448
Operating expenses	447,499	423,883	23,616	858,710
Sales, general and administrative expenses	85,665	88,492	(2,827)	177,429
Operating income (loss)	59,487	50,381	9,105	64,308
Non-operating income and expenses				
Non-operating income	7,291	8,887	(1,595)	28,513
Interest income	429	458	(29)	874
Other	6,862	8,429	(1,566)	27,639
Non-operating expenses	14,957	14,927	29	40,404
Interest expense	7,970	7,746	224	15,416
Other	6,987	7,181	(194)	24,988
Total recurring profit (loss)	**51,821**	**44,341**	**7,479**	**52,417**
Extraordinary gains and losses				
Extraordinary gains	4,628	645	3,983	1,524
Gain on sales of stock of affiliates	3,095	—	3,095	—
Gain on sales of investment securities	—	591	(590)	865
Other	1,532	53	1,478	658
Extraordinary losses	7,950	3,145	4,804	29,664
Loss on sales of fixed assets	1,316	—	1,316	2,303
Loss on retirement of fixed assets	2,573	—	2,573	2,539
Impairment loss	1,094	—	1,094	—
Provision for allowance for doubtful accounts	1,019	2,924	(1,904)	7,379
Special retirement benefit	58	128	(70)	1,058
Other	1,886	92	1,794	16,383
Net income (loss) before taxes	**48,499**	**41,841**	**6,658**	**24,277**
Corporate, inhabitant and enterprise tax	28,876	19,820	9,056	30,680
Deferred taxes	(8,283)	(1,036)	(7,247)	(16,803)
Net income (loss)	**27,907**	**23,057**	**4,849**	**10,401**
Gain(loss) carried over from last year	9,328	5,652	3,675	5,652
Unappropriated net gain (loss)	37,235	28,710	8,525	16,054

Notes to Non-consolidated Financial Statements
All Nippon Airways Co., Ltd.
Interim FY2005 and 2004, FY2004

Summary of significant accounting policies

(a) Marketable securities and investment securities

Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.

(b) Derivatives

Derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, are used, to limit their exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices. These are not used for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(c) Inventories

Inventories are stated at cost. Cost is determined by the moving average method for aircraft spare parts, and first-in, first-out method for miscellaneous supplies.

(d) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method
Buildings .... Straight-line method
Other ground property and equipment .... Declining balance method

The Company employs principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment .... 20 years
Domestic type equipment .... 17 years

(e) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(f) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(g) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

(h) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(I) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company. The accrued amounts of estimated bonus payments at balance sheet date are stated as accrued bonuses to employees.

(j) Retirement benefits

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Reserve for losses on related businesses

Provisions are made for estimated losses from investments in subsidiaries and affiliates.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Revenue recognition

Passenger revenues are recorded when services are rendered.

(n) Consumption taxes

Consumption taxes are excluded from the amounts of profit and loss statements.

(o) Consolidated tax return system

The Company applied a consolidated tax return system.

Change in Accounting policies

(Accounting standards relating to the impairment of fixed assets)

The Company applied "Accounting Standards for Impaired Fixed Assets" ("Statement of position for setting accounting standards for impaired fixed assets" (Business Accounting Council, 9 August 2002)) and the "Applicable guidelines for accounting standards concerning the impairment of fixed assets" (Issue No.6 of Accounting Standards for Business Enterprises, 31 October 2003). As a result, a loss resulting from impaired fixed assets reduced net income before taxes by ¥1,094 million. Note that accumulated impairment loss is deducted directly from each asset, in accordance with the revised regulations on interim consolidated financial statements.